                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*

                                  MARKETU INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    57061Y101
                                 (CUSIP Number)

                                612559 B.C. Ltd.
                              11476 Kingston Street
                  Maple Ridge, British Columbia, Canada V2X 0Y5
                              Attention: Ken Galpin
                                 (604) 465-0296
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061Y101

1.   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons.

     612559 B.C. Ltd. is a Canadian corporation and no I.R.S. Identification No. is available.
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      X
          ---------

     (b)
          ---------

3.   SEC Use Only
                  --------------------------------------------

4.   Source of Funds (See Instructions)    WC
                                        ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     ---------------------

6.   Citizenship or Place of Organization       British Columbia, Canada
                                           ----------------------------------

Number of Shares Beneficially Owned
by Each Reporting Person With:

7.   Sole Voting Power  750,000 common shares and 3,500,000 Series A Preferred
                        Stock
                        --------------------------------------------------------

8.   Shared Voting Power
                         --------------------------

9.   Sole Dispositive Power       750,000 common shares
                             --------------------------------

10.  Shared Dispositive Power
                               -----------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     750,000 common shares
     ------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        X
     --------

13.  Percent of Class Represented by Amount in Row (11)     14.8%
                                                        --------------

14.  Type of Reporting Person (See Instructions)       CO
                                                  ------------

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock of MarketU Inc. (previously known as North American Resort & Golf, Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 33613 2nd Avenue, Mission, British Columbia, Canada V2V 6T8.

ITEM 2. IDENTITY AND BACKGROUND

(a)        612559 B.C. Ltd.             Kenneth Galpin               George Shahnazarian          Ken Landis

(b)        11476 Kingston Street,       12385 - 221st Street,        7460 Burnham Court,          31470 Southern Drive,
           Maple Ridge, British         Maple Ridge, British         Burnaby, British Columbia,   Abbotsford, British
           Columbia, Canada V2X 0Y5     Columbia, Canada V2X 1Y7     Canada V5A 4M7               Columbia, Canada V2T 5N9

(c)                                     President and Director of    Secretary of the Company     Director of 612559 B.C.
                                        the Company                                               Ltd.
                                                                     Secretary and Director of
                                        President and Director of    612559 B.C. Ltd.             President and Owner of
                                        612559 B.C. Ltd.                                          Landmark Lumber
                                                                     Chief Financial Officer of   30480 South Fraser Way,
                                                                     MGA Connectors               Abbotsford, British
                                                                     11476 Kingston Street,       Columbia, Canada V2T 6L4
                                                                     Maple Ridge, British
                                                                     Columbia, Canada V2X 0Y5


(d)        During the last five years, none of 612559 B.C. Ltd., Kenneth Galpin,
           George Shahnazarian or Ken Landis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of 612559 B.C. Ltd., Kenneth Galpin,
           George Shahnazarian or Ken Landis was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        612559 B.C. Ltd. is a Province of British Columbia corporation. All of
           Kenneth Galpin, George Shahnazarian and Ken Landis are Canadian citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 21, 2000, 612559 B.C. Ltd. acquired from Christine Cerisse 750,000 shares of common stock of the Company. The 250,000 shares were paid for with cash of US$50,000 from the working capital of 612559 B.C. Ltd. 612559 B.C. Ltd. acquired beneficial ownership and voting rights to the remaining 500,000 shares in consideration of 612559 B.C. Ltd. agreeing to pay the purchase price of US$150,000 on or before April 21, 2001.

Also on September 21, 2000, 612559 B.C. Ltd. acquired from William and Carole Coughlin the voting rights to 3,500,000 Series A Preferred shares of the Company. 612559 B.C. Ltd. also acquired from Mr. and Mrs. Coughlin an option to acquire the 3,500,000 Series A Preferred shares and 3,500,000 preferred shares of a wholly owned subsidiary of the Company, at a price that ranges from US$0.65 to US$0.90 per unit. The option expires on April 30, 2002.

Each share of the Company's Series A Preferred stock is entitled to one vote on all matters submitted to a vote of the Company's shareholders. The Series A Preferred shares are not entitled to any dividends or any distributions upon the liquidation of the Company.

The following table lists the shares of the Company's common stock which 612559 B.C. Ltd. has acquired and will be entitled to receive upon exercise of its option granted by Mr. and Mrs. Coughlin.


                                           Series A
                                      Preferred shares of             Preferred Shares                Common Stock of
                                         the Company                    of Subsidiary                  the Company
                                      -------------------             ----------------                ---------------
612559 B.C. Ltd.                              nil                            nil                          750,000

612559 B.C. Ltd.                           3,500,000                      3,500,000                    3,500,000 (1)

(1) Common stock issuable upon exchange of the preferred shares. One Series A Preferred share together with one preferred share of the Company's subsidiary may at any time be exchanged for one share of the Company's common stock.

The Company's present officers and directors are:

     Name                             Position
     ----                             --------

     Kenneth Galpin                   President and a Director

     William Coughlin                 Product Development Officer and a Director

     George Shahnazarian              Secretary


ITEM 4. PURPOSE OF TRANSACTION

The securities of the Company were acquired by 612559 B.C. Ltd. in connection with its acquisition of control of the Company. 612559 B.C. Ltd. plans to acquire an additional 1,133,787 units of the Company for an aggregate purchase price of US$170,000, and Khachik Toomian, an associate of 612559 B.C. Ltd., plans to acquire an additional 2,000,000 units for an aggregate purchase price of US$300,000 within three weeks of the date of this Schedule. Each unit consists of one common share in the capital stock of the Company and a one-half non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share at a price of US$0.25 if exercised during the first year and US$0.30 during the second year.

The board of directors of the Company plans to fill the two existing vacancies to the board in the near future and appoint an additional director to the board, resulting in the board consisting of six directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 612559 B.C. Ltd. beneficially owns 750,000 shares of common stock of the Company, which represents 14.8% of outstanding shares of common stock of the Company (this number of shares include the shares held indirectly by Kenneth Galpin, George Shahnazarian and Ken Landis as described below). The officers and directors of 612559 B.C. Ltd. are Kenneth Galpin, George Shahnazarian and Ken Landis.

     612559 B.C. Ltd. does not own the 3,500,000 Series A Preferred Stock described above.

     Kenneth Galpin indirectly (through 612559 B.C. Ltd.) owns 150,750 shares of common stock of the Company, which represents 3.0% of outstanding shares of common stock of the Company.

     George Shahnazarian indirectly (through 612559 B.C. Ltd.) owns 165,750 shares of common stock of the Company, which represents 3.3% of outstanding shares of common stock of the Company.

     Ken Landis indirectly (through 612559 B.C. Ltd.) owns 93,750 shares of common stock of the Company, which represents 1.9% of outstanding shares of common stock of the Company.

(b) 612559 B.C. Ltd. has the sole power to vote and dispose of the 750,000 shares of common stock. None of Kenneth Galpin, George Shahnazarian and Ken Landis individually has the sole power to vote or dispose the shares of the Company. 612559 B.C. Ltd. has the sole power to vote the 3,500,000 Series A Preferred Stock but not the power to dispose of the preferred stock, which power remains with Mr. and Mrs. William Coughlin. In aggregate, 612559 B.C. Ltd. has the power to vote Common Stock and Series A Preferred Stock of the Company representing 44.4% of the outstanding Common and Preferred Stock of the Company.

(c)  See Item 3 of this Schedule.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 3 of this Schedule.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Exhibit A - Share Purchase Agreement dated September 12, 2000, amendment no. 1 dated September 21, 2000, among Christine Cerisse, Lawrence Austin and 612559 B.C. Ltd.

(b) Exhibit B - Assignment of Share Purchase Agreement dated September 21, 2000 regarding 2.0M Stock to Khachik Toomian.

(c) Exhibit C - Acquisition Agreement dated September 12, 2000, among Carole Coughlin, William Coughlin and 612559 B.C. Ltd.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 6, 2000


/s/  Kenneth Galpin
---------------------------
Signature of Kenneth Galpin

Name/Title:  Chief Executive Officer and Director of 612559 B.C. Ltd.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    EXHIBIT A

                    SHARE PURCHASE AGREEMENT AMENDMENT NO. 1

This Agreement is dated for reference the 21st day of September, 2000,

AMONG:

                  CHRISTINE CERISSE, businesswoman of 232 - 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8 Facsimile No. (604) 681-7846

                  ("Cerisse" or the "Vendor")                  OF THE FIRST PART

AND:

                  LAWRENCE AUSTIN, businessman, c/o 267 - 1755 Robson Street, Vancouver, British Columbia, V6G 3B7

                  ("Austin" or the "Covenantor")              OF THE SECOND PART

AND:

                  612559 B.C. LTD., a company duly incorporated pursuant to the laws of Province of British Columbia and having its registered and records office at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

                  ("612559" or the "Purchaser")                OF THE THIRD PART

WHEREAS:

A. The Parties to this Agreement entered into a share purchase agreement made the 12th day of September, 2000 (the "Share Purchase Agreement").

B. The Parties desire to amend the Share Purchase Agreement as described herein.

NOW THEREFORE in consideration of the premises, and in consideration of the mutual covenants and promises described herein, the parties hereby covenant and agree each with the others as follows:

1. Defined Terms. Capitalized terms not defined herein shall have the meaning defined in the Share Purchase Agreement.

2. Sale and Purchase of 2.0M Stock and 250K Stock. Subsections 2.4 and 2.5 of the Share Purchase Agreement are deleted in their entirety and replaced with the following:

     "2.4 Closing Procedure - 2.0M Stock. The Vendor will deliver to the Purchaser's Solicitors two share certificates in the name of the Purchaser or its nominee, each share certificate representing 1,000,000 common shares in the capital of the Company each and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificates. Upon receipt of the share certificates and letter, the Purchaser's Solicitors will deliver the 2.0M Purchase Price to the Vendors' Solicitors payable to the Vendors' Solicitors when all documents have been delivered to the Purchaser's Solicitors pursuant to subsection 11.1."

     "2.5 Closing Procedure - 250K Stock. The Vendor will IMM 100,000 common shares to the Purchaser's designated brokerage account. The Vendor will deliver to the Purchaser's Solicitors a share certificate in the name of the Purchaser or its nominee, such share certificate representing 150,000 common shares in the capital of the Company and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificate. Upon receipt of the share certificate and letter, the Purchaser's Solicitors will deliver the 250K Purchase Price to the Vendors' Solicitors payable to the Vendors' Solicitors when all documents have been delivered to the Purchaser's Solicitors pursuant to subsection 11.1."

3. Agreement for Sale of 0.5M Stock. Subsection 3.4 of the Share Purchase Agreement is deleted in its entirety and replaced with the following:

     "3.4 Transfer of 0.5M Stock. On the Closing Date, the Vendor will deliver to the Purchaser's Solicitors a share certificate in the name of the Purchaser, such share certificate representing 500,000 common shares in the capital of the Company, and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificate. On the Closing Date the Vendor will enter into an escrow agreement (the "Escrow Agreement") in a form approved by the Purchaser's Solicitors and the Vendor's Solicitors, for the Purchaser's Solicitors to hold the share certificate representing the 0.5M Stock in escrow pursuant to substantially the following terms:

     (a) the Purchaser's Solicitors will not release the share certificate representing the 0.5M Stock unless the Purchaser's Solicitors receive the 0.5M Purchase Price from the Purchaser in the form of certified cheques, bank drafts or solicitor's trust account cheques made payable to the Vendors' Solicitors, provided however that the Purchaser's Solicitors must receive the 0.5M Purchase Price on a day not later than 7 months from the Closing Date; or

     (b) if after seven months from the Closing Date the Purchaser's Solicitors have not received the 0.5M Purchase Price from the Purchaser, the Purchaser's Solicitors will not release from escrow the share certificate representing the 0.5M Stock unless there is a final adjudication of the respective rights of the Vendor and the Purchaser by a court of competent jurisdiction and the Purchaser's Solicitors will then release the share certificate representing the 0.5M Stock to whom the court of competent jurisdiction so declares or if the Purchaser's Solicitors receive, prior to such final adjudication, joint written instructions from the Vendor and the Purchaser respecting the 0.5M Stock, then the Purchaser's Solicitors will release the share certificate representing the 0.5M Stock to whom the joint written instructions so instruct."

4.   Deliveries at Closing. The following paragraph is hereby added as paragraph
     (l) of subsection 11.1 of the Share Purchase Agreement, and the existing paragraphs (l), (m), (n) and (o) of subsection 11.1 shall be renumbered paragraphs (m), (n), (o) and (p) respectively:

     "(l)   Escrow Agreement duly executed by the Vendor."

5. The following paragraph is hereby added as subsection 11.2 of the Share Purchase Agreement, and the existing subsection 11.2 shall be renumbered subsection 11.3:

     "11.2 At the Closing, the Purchaser shall deliver or cause to be delivered to the cheques representing the 2.0M Purchase Price and 250K Purchase Price, upon the Purchaser's Solicitors receipt of the documents described in subsection 11.1."

6. Continuing Effect. The Share Purchase Agreement shall remain in full force and effect and unamended in all respects except insofar as the same shall be necessarily modified or affected by this Agreement and this Agreement and the Shareholders Agreement shall hereafter be read as one agreement.

7. Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, representatives, successors, and permitted assigns.

IN WITNESS WHEREOF the parties hereto have entered into this Agreement as of the date hereinbefore set out.

SIGNED, SEALED and DELIVERED by        )
CHRISTINE CERISSE in the presence of:  )
                                       )
                                       )
------------------------------------   )
Witness Name - Signature               )
                                       )
                                       )                                  (seal)
------------------------------------   )    ------------------------------
Witness Name - Print                   )    CHRISTINE CERISSE
                                       )
                                       )
------------------------------------   )
Address                                )
                                       )
                                       )
------------------------------------   )
City, Province                         )
                                       )
                                       )
------------------------------------   )
Occupation                             )
                                       )
                                       )
SIGNED, SEALED and DELIVERED by        )
LAWRENCE AUSTIN in the presence of:    )
                                       )
                                       )
------------------------------------   )
Witness Name - Signature               )
                                       )
                                       )                                  (seal)
------------------------------------   )     -----------------------------
Witness Name - Print                   )     LAWRENCE AUSTIN
                                       )
                                       )
------------------------------------   )
Address                                )
                                       )
                                       )
------------------------------------   )
City, Province                         )
                                       )
                                       )
------------------------------------   )
Occupation                             )


612559 B.C. LTD.


per:
      ------------------------------
      Ken Galpin, President

                            SHARE PURCHASE AGREEMENT

This Agreement is made the 12th day of September, 2000,

AMONG:

                  CHRISTINE CERISSE, businesswoman of 232 - 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8 Facsimile No. (604) 681-7846

                  ("Cerisse" or the "Vendor")                  OF THE FIRST PART

AND:

                  LAWRENCE AUSTIN, businessman, c/o 267 - 1755 Robson Street, Vancouver, British Columbia, V6G 3B7

                  ("Austin" or the "Covenantor")              OF THE SECOND PART

AND:

                  612559 B.C. LTD., a company duly incorporated pursuant to the laws of Province of British Columbia and having its registered and records office at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

                  ("612559" or the "Purchaser")                OF THE THIRD PART

WHEREAS the Vendor has agreed to sell and the Purchaser has agreed to purchase 2,750,000 common shares of the Company on the terms and conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual premises, warranties, covenants and agreements hereinafter set forth, and in consideration of the sum of Ten ($10.00) Dollars now paid by 612559 to Austin, (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree each with the other as follows:

1.   INTERPRETATION

1.1 Definitions. In this Agreement the following terms have the meanings set out after each:

     (a)    "0.5M PURCHASE PRICE" means the sum of US$150,000.00;

     (b)    "0.5M STOCK" means 500,000 common shares of the 2.5M Stock;

     (c)    "2.0M PURCHASE PRICE" means the sum of Cdn$225,000.00;

     (d)    "2.0M STOCK" means 2,000,000 common shares of the 2.5M Stock;

     (e)    "250K STOCK" means 250,000 common shares of the Company;

     (f)    "250K PURCHASE PRICE" means the sum of US$50,000.00;

     (g)    "2.5M STOCK" means 2,500,000 common shares of the Company;

     (h)    "AGREEMENT" means this Share Purchase Agreement;

     (i) "APPLICABLE SECURITIES LAWS" means, collectively, the securities laws having application in each of the federal laws of United States of America, state of Nevada and province of British Columbia, and the respective regulations, rulings, policies, notices and orders issued by applicable regulatory authorities having application;

     (j) "BUSINESS" means the business of the Company's subsidiaries of marketing, via the Internet, of real estate referral services and providing related management services;

     (k) "CLOSING DATE" means the 15th day of September, 2000, or such other date as the parties mutually agree;

     (l) "CLOSING" means the completion of the purchase and sale of the 2.5M Stock and the 250K Stock on the Closing Date and occurring at the offices of Fraser and Company, Barristers and Solicitors, located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia;

     (m) "COMPANY" means MarketU Inc. (IRS Employer Identification No. 98-0173359), a corporation incorporated in the state of Nevada and having business office at 33613 2nd Avenue, Mission, British Columbia;

     (n) "FINANCIAL STATEMENTS" means the unaudited financial statements of the Company for its nine months ended April 30, 2000, and attached hereto as Schedule "A";

     (o) "GST" means the Revenue Canada Customs and Excise goods and services tax;

     (p)    "HOCO" means 604587 British Columbia Ltd., a subsidiary of the
            Company;

     (q) "HOME" means the British Columbia company called Home Finders Realty Ltd., a wholly owned subsidiary of HoCo;

     (r) "INTELLECTUAL PROPERTY" means has the intellectual property of the Company and its Subsidiaries;

     (s) "IMM" means inter member movement of shares from one brokerage firm to another brokerage firm;

     (t) "LEGAL REQUIREMENT" shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any governmental body;

     (u) "MATERIAL CONTRACTS" means those contracts and agreements which create a liability or obligation of the Company and its Subsidiaries or which provide benefits to the Company and its Subsidiaries;

     (v) "MATERIAL FACTS" has the meaning given to that term under Applicable Securities Laws;

     (w) "MOST" means that Canada Business Corporations Act company named Most Referred Real Estate Agents Inc., a wholly owned subsidiary of HoCo;

     (x) "PARTIES" means the Vendor, the Covenantor and the Purchaser, and "PARTY" means any one of the Vendor, the Covenantor and the Purchaser;

     (y) "PURCHASER'S SOLICITORS" means Fraser and Company, barristers and solicitors, of Suite 1200, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2;

     (z)    "SEC" means the United States Securities and Exchange Commission;

     (aa) "SUBSIDIARIES" means all of HoCo, Home and Most; and "SUBSIDIARY" means any one of HoCo, Home and Most; and

     (bb) "VENDOR'S SOLICITORS" means Hemsworth, Schmidt, barristers and solicitors, of Suite 430, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

1.2 Severability. If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

1.3 Included Words. Words importing the singular include the plural and vice-versa, and words importing gender include all genders.

1.4 Headings. The section and subsection headings are included solely for convenience, are not intended to be full or accurate descriptions of the content, or to be considered part of this Agreement.

1.5 Cross-references. Unless otherwise stated, all references in this Agreement to a designated "section", "subsection" or other subdivision is to the designated section, subsection or other subdivision of this Agreement.

1.6 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds. References to "Cdn$" are to Canadian dollars and references to "US$" or "$" are to United States dollars.

1.7 Schedules. The following are the schedules attached to and incorporated in this Agreement by this reference and deemed to form a part hereof:

     (a)    Schedule "A" - April 30, 2000 Financial Statements;

     (b)    Schedule "B" - List of Outstanding Options;

     (c)    Schedule "C" - List of current Directors and Officers of the
            Company;

     (d) Schedule "D" - List of indebtedness owing by the Company and the Subsidiaries;

     (e)    Schedule "E" - Property acquired from non-arm's length person; and

     (f)    Schedule "F" - security interests granted by the Company.

1.8 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia, and the laws of Canada applicable therein, and will be treated in all respects as a British Columbia contract.

2.   SALE AND PURCHASE OF 2.0M STOCK AND 250K STOCK

2.1 Sale and Purchase of the 2.0M Stock and 250K Stock. Subject to the terms and conditions of this Agreement and based on the warranties and representations herein contained, on the Closing the Vendor agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Vendor all of the Vendor's right, interest and title to:

     (a)    the 2.0M Stock for the 2.0M Purchase Price; and

     (b)    the 250K Stock for the 250K Purchase Price.


2.2  Purchase Price. The purchase price for:

     (a) the 2.0M Stock is the sum of Cdn$225,000.00 (the "2.0M Purchase Price"); and

     (b)    the 250K Stock is the sum of US$50,000.00 (the "250K Purchase
            Price").

2.3 Payment of Purchase Price. The 2.0M Purchase Price and the 250K Purchase Price will be paid by the Purchaser to the Vendor's Solicitors at the Closing by way of certified cheques, bank drafts or solicitor's trust account cheques.

2.4 Closing Procedure - 2.0M Stock. The Vendor will deliver to the Purchaser's Solicitors two share certificates in the name of the Purchaser or its nominee, each share certificate representing 1,000,000 common shares in the capital of the Company each and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificates. Upon receipt of the share certificates and letter, the Purchaser's Solicitors will deliver them to brokerage firms for deposit into an account for the benefit of the Purchaser, or its nominee. Once the Purchaser's Solicitors receive notification that the 2.0M Stock is sellable pursuant to a NASD:OTC trade, the Purchaser's Solicitors will forward the 2.0M Purchase Price to the Vendors' Solicitors.

2.5 Closing Procedure - 250K Stock. The Vendor will IMM 100,000 common shares to the Purchaser's designated brokerage account. The Vendor will deliver to the Purchaser's Solicitors a share certificate in the name of the Purchaser or its nominee, such share certificate representing 150,000 common shares in the capital of the Company and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificate. Upon receipt of the share certificate and letter, the Purchaser's Solicitors will deliver them to brokerage firms for deposit into an account for the benefit of the Purchaser, or its nominee. Once the Purchaser's Solicitors receive notification from the Purchaser that the 250K Stock is sellable pursuant to a NASD:OTC trade, the Purchaser's Solicitors will forward the 250K Purchase Price to the Vendors' Solicitors.

3.   AGREEMENT FOR SALE OF 0.5M STOCK

3.1 Agreement for Sale of 0.5M Stock. Subject to the terms and conditions of this Agreement and based on the representations and warranties herein contained, the Purchaser agrees to purchase and the Vendor agrees to sell and transfer to the Purchaser all of the Vendor's right, title and interest to the 0.5M Stock.

3.2 Purchase Price. The purchase price for the 0.5M Stock is US$150,000.00 (the "0.5M Purchase Price").

3.3 Payment Date. The Purchaser will pay the 0.5M Purchase Price anytime on or before that date that is 7 months after the Closing, or such later date as mutually agreed between the Vendor and the Purchaser.

3.4 Transfer of 0.5M Stock. On the Closing Date, the Vendor will deliver to the Purchaser's Solicitors a share certificate in the name of the Purchaser, such share certificate representing 500,000 common shares in the capital of the Company, and a letter from the Company's US securities lawyer notarizing the authenticity of the share certificate. Upon receipt of the share certificate and the letter, the Purchaser's Solicitors undertake to the Vendors' Solicitors to deliver them to a brokerage firm for deposit into an account for the benefit of the Purchaser, such account requiring the signature of a representative of the Purchaser and the Purchaser's Solicitors before the shares can be traded or transferable. The Purchaser's Solicitors will immediately enquire with the broker if the 0.5M Stock is sellable pursuant to a NASD:OTC trade. If the 0.5M Stock is not tradeable then the share certificate will be immediately returned to the Vendor and she will be responsible to forthwith provide share certificate(s) that are tradeable pursuant to a NASD:OTC trade. Once the Purchaser's Solicitors receive notification from the Purchaser's brokerage firm that the 0.5M Stock is sellable pursuant to a NASD:OTC trade, then the Purchaser's Solicitors will undertake to the Vendors' Solicitors that:

     (a) the Purchaser's Solicitors will not co-sign any instructions to trade or transfer the 0.5M Stock unless the Purchaser's Solicitors receives the 0.5M Purchase Price from the Purchaser in the form of certified cheques, bank drafts or solicitor's trust account cheques made payable to the Vendors' Solicitors, provided however that the Purchaser's Solicitors must receive the 0.5M Purchase Price on a day not later than 7 months from the Closing Date; or

     (b) if after seven months from the Closing Date the Purchaser's Solicitors have not received the 0.5M Purchase Price from the Purchaser, then the Purchaser's Solicitors will not co-sign any instructions to trade or transfer the 0.5M Stock unless there is a final adjudication of the respective rights of the Vendor and the Purchaser by a court of competent jurisdiction and will instruct the said brokerage firm to transfer the 0.5M Stock to whom the court of competent jurisdiction so declares or if the Purchaser's Solicitors receive, prior to such final adjudication, joint written instructions from the Vendor and the Purchaser respecting the 0.5M Stock, then the Purchaser's Solicitors will instruct the said brokerage firm to transfer the 0.5M Stock to whom the joint written instructions so instruct.

3.5 Title and Voting Rights. Beneficial title and voting rights to the 0.5M Stock will transfer from the Vendor to the Purchaser on the Closing Date.

4.   CANCELLATION OF STOCK OPTIONS

4.1 Cancellation of Stock Options. Cerisse agrees to cancel the option agreement granted by the Company for Cerisse to acquire up to 400,000 common shares of the Company at a price of $0.25 per share. The Purchaser and Cerisse acknowledges that Cerisse continues to hold the option to acquire 100,000 common shares of the Company at $1.00 per share.

5.   REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE COVENANTOR

5.1 Representations and Warranties of the Vendor and the Covenantor. To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendor and the Covenantor represent and warrant, as representations and warranties that are true and correct as of the date hereof and that will be true on the Closing Date that:

     (a) Authority. The Vendor has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to sell and transfer the legal and beneficial title and ownership of the 2.5M Stock and the 250K Stock to the Purchaser.

     (b) Residency. The Vendor is not non-resident of Canada within the meaning of the Income Tax Act (Canada).

     (c) Owner of 2.5M Stock and 250K Stock. The Vendor is the sole beneficial owner of the 2.5M Stock. The Vendor is the sole registered and beneficial owner of the 250K Stock. The 2.5M Stock and 250K Stock are free and clear of all liens, claims, charges and encumbrances of every nature and kind whatsoever and the Vendor has good and marketable title to the 2.5M Stock and 250K Stock.

     (d) Validity of 2.5M Stock. The 2.5M Stock is duly authorized, validly issued and outstanding as fully paid and non-assessable shares.

     (e) Validity of 250K Stock. The 250K Stock is duly authorized, validly issued and outstanding as fully paid and non-assessable shares.

     (f) Ability to Complete. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby will:

            (i) not constitute a breach by the Vendor of any statute, bylaw or regulation or of the Company's and the Subsidiaries' constating documents;

            (ii) not result in a breach of any terms or provisions, or constitute a default under any agreement to which the Vendor or the Company or any of the Subsidiaries is a party or by which the Vendor or the Company or any of the Subsidiaries is bound; and

            (iii) not result in the creation of any lien, encumbrance or other charge on the 2.5M Stock and the 250K Stock.

     (g) Binding Nature. This Agreement constitutes a valid, binding and enforceable obligation of the Vendor.

     (h) Company in Good Standing. The Company was duly incorporated in the state of Nevada on June 5, 1996. The Company is a valid and subsisting corporation in good standing under the laws of Nevada, has the necessary corporate power, authority and capacity to own its property and assets and to carry on its Business as presently conducted and is duly licensed to carry on business in all jurisdictions in which it presently carries on business.

     (i) Reporting Company. The Company is a "reporting company" under the Securities Act of 1933, and its common shares have been approved for trading through an authorized "Market Maker" in the NASD:OTC Electronic Bulletin Board. The Company filed a registration statement on Form 10-SB with the SEC on January 24, 2000, and the Company received a "no review" letter from the SEC dated January 28, 2000. The Company is not a reporting issuer under the Securities Act (British Columbia).

     (j) Validity of Company's Shares. The Company's common shares have been duly and validly allotted and issued and are outstanding as fully paid and non-assessable shares in the capital of the Company.

     (k) Capital of the Company. The authorized capital of the Company consists of 64,500,000 shares divided into 50,000,000 common shares with a par value of $0.001 per share; 10,000,000 preferred shares with a par value of $0.001 per share; and 4,500,000 Series A preferred shares without par value; of which 4,989,367 common shares and 4,500,000 Series A preferred shares are issued and outstanding as fully paid and non-assessable, as of the date of this Agreement.

     (l) Capital of the Company on Closing Date. On the Closing Date, the authorized capital of the Company will consist of 64,500,000 shares divided into 50,000,000 common shares with a par value of $0.001 per share; 10,000,000 preferred shares with a par value of $0.001 per share; and 4,500,000 Series A preferred shares without par value, of which at such time, excluding common shares that may be issued by the Company pursuant to stock options that are granted and remain outstanding as listed in Schedule "B", 4,989,367 common shares and 4,500,000 Series A preferred shares will be issued and outstanding as fully paid and non-assessable.

     (m) Subsidiaries. The Company has no subsidiaries other than the Subsidiaries.

     (n) Options. All of the options and warrants granted and remain outstanding by the Company and the Subsidiaries as of the Closing Date are described in Schedule "B". Except as described in Schedule "B" and except for the conversion rights of the Series A preferred shares of the Company, Class "A" Preferred Shares and Class "B" Preferred Shares of HoCo, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, present or future, contingent, absolute or capable of becoming an agreement or option or which with the passage of time or the occurrence of any event could become an agreement or option:

            (i) to require the Company or any of the Subsidiaries to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in the capital of the Company or any of the Subsidiaries;

            (ii) for the issue or allotment of any of the authorized but unissued shares in the capital of the Company or any of the Subsidiaries;

            (iii) to require the Company or any of the Subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in the capital of the Company or any of the Subsidiaries; or

            (iv)    to acquire the 2.5M Stock and the 250K Stock.

     (o) Current Directors and Officers. All of the current directors and officers of the Company are as described in Schedule "C".

     (p) Company's Business. The Company's sole business is to own and generate revenue from the Business. The Company does not have any obligations or liabilities that exist from a business endeavour of the Company that is not part of the Business.

     (q) Licensed to Receive Commission. To the best of the Vendor's knowledge, Most is licensed in British Columbia and that licence is honoured in every Canadian province and territory and state of the United States of America (including the District of Columbia) to receive commission revenue.

     (r)    Properties and Assets.

            (i) To the best of the Vendor's knowledge, Schedule "F" contains a complete and accurate description of all of the properties and assets of the Company and the Subsidiaries which constitute all assets necessary to carry on the Business as it is currently conducted. No other person owns any assets which are being used in the Business. There are no agreements or commitments to purchase property or assets by the Company, other than in the ordinary course of the Business.

            (ii) To the best of the Vendor's knowledge, the Company is the owner of and has good and marketable title to all of its properties and assets, including, without limitation, all properties and assets reflected in the Financial Statements and all properties and assets acquired by the Company after the date reported in the Financial Statements, free and clear of any and all encumbrances, except as disclosed in Schedule "F".

            (iii) To the best of the Vendor's knowledge, the Subsidiaries have good and marketable title to all of its properties and assets, including, without limitation, all properties and assets reflected in the Financial Statements and all properties and assets acquired by the Company after the date reported in the Financial Statements, free and clear of any and all encumbrances, except as disclosed in Schedule "F".

            (iv) To the best of the Vendor's knowledge, none of the Company and the Subsidiaries' properties or assets are in the possession of or under the control of any other person.

     (s) Assets in Good Condition. To the best of the Vendor's knowledge, all assets used by the Company and the Subsidiaries in connection with the Business are in good operating condition and in good state of maintenance and repair for the assets of similar and relative to the standards, maintenance and repair maintained by other companies carrying on similar businesses in British Columbia.

     (t)    Ownership of Intellectual Properties.

            (i) To the best of the Vendor's knowledge, the Company and each of the Subsidiaries own or possess all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (the "Intellectual Property") currently employed by them in connection with the Business.

            (ii) To the best of the Vendor's knowledge, neither the Company nor any of the Subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the Intellectual Property which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect on the business, prospects, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole.

            (iii) To the best of the Vendor's knowledge, the Company and each of the Subsidiaries has conducted and is conducting its Business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its Business is carried on including, without limitation, all applicable licensing and waste management legislation, regulations or by-laws, environmental protection legislation, regulations or by-laws or similar legislation, regulations or by-laws and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, or similar approvals would not have a material adverse impact upon the Company or the Subsidiaries.

            (iv) To the best of the Vendor's knowledge, except as described in this Agreement, the Vendor is not aware of any legislation which they anticipate will materially and adversely affect the business, prospects, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole. The Purchaser should be aware that various State regulators continue to pass bills that require additional forms in order to collect a referral commission.

     (u) World Wide Rights. To the best of the Vendor's knowledge, the Company and the Subsidiaries own the world wide rights to all of their Intellectual Properties.

     (v) No Royalties Owing. To the best of the Vendor's knowledge, the Company and the Subsidiaries do not have any royalty or licensing obligations.

     (w)    Material Contacts.

            (i) To the best of the Vendor's knowledge, all of the Material Contracts of the Company and the Subsidiaries are disclosed to the Purchaser.

            (ii) To the best of the Vendor's knowledge, the Company and the Subsidiaries are not in violation of their respective constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents.

     (x) No Violation of Existing Contracts. To the best of the Vendor's knowledge, the Company and the Subsidiaries are not in violation of or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents.

     (y) No Misrepresentation. As of December 1, 1999, all prospectuses, offering circulars, filing statements, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, all publicly filed financial statements, contain no untrue statement of a Material Fact as at the date thereof nor do they omit to state a Material Fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with Applicable Securities Laws.

     (z)    Financial Statements.

            (i) The Financial Statements attached hereto as Schedule "A" are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles of the United States of America (U.S. GAAP) applied on a consistent basis with those of previous years and the Vendor is not aware of any reason that the Financial Statements would not fairly represent the financial position and the corporate affairs of the Company.

            (ii) Except for the transactions referred to or contemplated herein since the date of the balance sheet included in the Financial Statements there has not been:

                    (A) any changes in the condition or operations of the Business, assets or financial position of the Company which are, individually or in the aggregate, materially adverse; or

                    (B) any damage, destruction or loss, labour trouble or other event, development or condition, or any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to the Purchaser, which has or may materially and adversely affect the business, assets, properties or future prospects of the Company.

            (iii) All material financial transactions of the Company have been accurately recorded in the books and records of the Company and such books and records fairly present the financial position and the corporate affairs of the Company.

            (iv) To the best of the Vendor's knowledge, except for matters disclosed herein, since the date of the Financial Statements, the Company has not:

                    (A) transferred, assigned, sold or otherwise disposed of any of the assets shown in the Financial Statements or cancelled any debts or claims except in each case in the ordinary and usual course of business;

                    (B) incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary and normal course of business;

                    (C) declared or made, or committed themselves to make, any payment of any dividend or other distribution in respect of any of their shares or purchased or redeemed any of their shares or split, consolidated or reclassified any of their shares;

                    (D) suffered any material extraordinary loss or entered into any material commitment or transaction not in the ordinary and usual course of business;

                    (E)   waived or surrendered any right of substantial value;

                    (F) made any gift of money or of any property or assets to any person;

                    (G) amended or changed or taken any action to amend or change their respective constating documents;

                    (H) increased or agreed to increase the pay of, or paid or agreed to pay, any pension, bonus, share of profits or other similar benefit of, any director, employee or officer or former director, employee or officer of the Company;

                    (I) made payments of any kind to or on behalf of the Vendor or any affiliate or associate of the Vendor or under any management agreement with the Company save and except business related expenses and salaries in the ordinary course of business and at the regular rates payable to them;

                    (J) pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible; or

                    (K) authorized or agreed or otherwise have become committed to do any of the foregoing.

     (aa) Arm's Length Disposition. To the best of the Vendor's knowledge, the Company has not disposed of anything to a person with whom it was not dealing at arm's length for proceeds less than the fair market value thereof.

     (bb) No Unpaid Dividends. No dividends have been ever declared by the Company.

     (cc) No Obligation to Pay. The Company is not subject to any obligation to make any investment in or to provide funds by way of loan, capital contribution or otherwise to any person.

     (dd) Company Not Indebted to Vendor. The Company is not indebted to the Vendor, or any director or officer or, to the best of the Vendor's knowledge any employee of the Company or any of its affiliate or associate, on any account whatsoever and if the Company is indebted to the Vendor, the Vendor agrees to forthwith forever forgive the Company of any such indebtedness.

     (ee) Subsidiaries Not Indebted to Vendor. To the best of the Vendor's knowledge, the Subsidiaries are not indebted to the Vendor, or any director or officer or any employee of the Subsidiaries or any of their respective affiliate or associate, on any account whatsoever and if the Subsidiaries are indebted to the Vendor, the Vendor agrees to forthwith forever forgive the Subsidiaries of any such indebtedness.

     (ff) Company's Liabilities. All liabilities of the Company has been disclosed in writing to the Purchaser, including but not limited to the indebtedness of the Company as described in Schedule "D".

     (gg) No Other Security Interests Granted. Except as disclosed in Schedule "F" attached hereto, no other security interests has been granted by the Company.

     (hh) Securities Filings. As of the date this Agreement is made, the Company has filed all forms, reports, statements and other documents required to be filed with the SEC and any applicable state or provincial securities authorities and all forms, reports, statements and other documents required to be filed with any other applicable federal, state, or provincial regulatory authorities, except where the failure to file any such forms, reports, statements or other documents would not have a material adverse effect (all such forms, reports, statements and other documents in this paragraph 1.1(hh) being referred to herein, collectively, as the "Company Reports"). The Company Reports, including all the Company Reports filed after the date of this Agreement and prior to the Closing Date

            (i) were or will be prepared in accordance with the requirements of applicable law (including, with respect to the Company SEC Reports, the Securities Exchange Act of 1934, and the rules and regulations of the SEC thereunder applicable to such the Company Reports); and

            (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     (ii) Records Current. The Company has kept the records required to be kept by Nevada's corporation statute, as revised, and any other applicable corporate legislation and such records are complete and accurate and contain all minutes of all meetings of directors and shareholders of the Company.

     (jj)   Tax Returns.

            (i) Except as otherwise disclosed to the Purchaser, all excise tax and income tax returns and reports of the Company required by law, including federal income tax returns, to be filed prior to the date hereof, have been duly filed and are true, complete and correct in all other amounts required by law to be deducted and remitted, including without limitation, employee remittances to Revenue Canada, have been deducted and remitted within the time periods prescribed.

            (ii) The Company has duly and on a timely basis filed all tax returns required to be filed by it, have paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed.

            (iii) There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company; there are no actions, suits or proceedings threatened or pending against the Company in respect of taxes, governmental charges or assessments and there are no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

     (kk)   Taxes Payable.

            (i) Except as otherwise disclosed to the Purchaser, all taxes and other government charges which have accrued due and have been paid and all information necessary for the calculation of any taxation liabilities of the Company have been disclosed in writing to the Purchaser.

            (ii) Except as otherwise disclosed to the Purchaser, the Company has paid all assessments and reassessments, if any, and all other taxes, penalties, interest, fines and other governmental charges due and payable by it and all information necessary for the calculation of any tax liability of the Company have been or will prior to the Closing Date be disclosed to the Purchaser.

     (ll) No Tax Liabilities. The execution and delivery of this Agreement and the completion of the transaction contemplated hereby will not cause or otherwise result in any tax liability relating to the 2.5M Stock and the 250K Stock other than capital gains taxes payable by the Vendor.

     (mm)   Elections Under Income Tax Act.

            (i)     The Company has not prior to the date hereof:

                    (A) made any elections under the Income Tax Act (Canada) with respect to the acquisition or disposition of any property or the payment of any sum out of the capital dividend account of the Subsidiaries;

                    (B) acquired or had the use of any property from a person with whom it was not dealing at arm's length save and except as described in Schedule "E";

                    (C) disposed of anything to a person with whom the Subsidiaries were not dealing at arms length for proceeds less than the fair market value thereof; or

                    (D) discontinued carrying on any business in respect of which the Subsidiaries' non-capital losses were incurred.

     (nn) No Pending Litigation. To the best of the Vendor's knowledge, there is not any suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or threatened against, or relating to the Company and the Subsidiaries or affecting their assets, properties or business which might materially and adversely affect the assets, properties, business, future prospects or financial condition of the Company and the Subsidiaries; and there is not presently outstanding against the Company and the Subsidiaries any judgement, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator.

     (oo)   Not In Default with Securities Laws.

            (i) The Company is not in default of any of the requirements of the Applicable Securities Laws.

            (ii) No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other security of the Company has been issued or made by any securities commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company's knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws.

            (iii) None of the directors or officers of the Company or any of their associate or affiliate had, has or to the knowledge of the Company intends to have, any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company which, as the case may be, materially affects, is material to or will materially affect the Company, except as disclosed in this Agreement, save and except if the Purchaser is a party to such material transaction.

     (pp) No Withholding Information. The Vendor has no information or knowledge of any facts relating to the Company, the 2.5M Stock, the 250K Stock or the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transaction of purchase and sale herein contemplated.

5.2 Representations and Warranties in Closing Documents. All statements contained in a certificate or other instrument delivered by or on behalf of the Vendor pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Vendor hereunder.

5.3 Survival of Vendor's Representations and Warranties. The representations, warranties, covenants and agreements contained in this Agreement or pursuant hereto shall not merge at the Closing and shall survive and continue in full force and effect from the Closing Date and shall continue in full force and effect for the benefit of the Purchaser for a period of two (2) years from the Closing.

5.4 Reliance. The Vendor and the Covenantor acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

6.   COVENANTS OF THE VENDOR AND COVENANTOR

6.1 Vendor and Covenantor's Covenants. The Vendor and the Covenantor agree with the Purchaser that from and after the date of execution of this Agreement to the Closing Date:

     (a) the Vendor and the Covenantor will use their reasonable best efforts to cause the Company's transfer agent to deliver at Closing:

            (i) confirmation that the transfer agent retains in safekeeping all certificates that have been or should be cancelled on the registration of transfer thereof and that all of such cancelled certificates have on their face in conspicuous permanent ink or perforations the word "cancelled"; and

            (ii) confirmation that all stock certificates issued to date and all unissued blank certificates are sequentially numbered and that all of such certificates are accounted for as either cancelled and in the possession of the transfer agent, outstanding, or unissued;

     (b) the Vendor and the Covenantor shall deliver to the Purchaser, at the Purchaser's offices originals or true and correct copies of the current stockholder list, showing each stockholder's name, address, number of shares owned, and denomination and date of each certificate, all as of a date within five (5) days of the date this Agreement is made;

     (c) without the prior written consent of the Purchaser, such consent not to be unreasonably withheld,

            (i) the Vendor and the Covenantor will not authorize reserving, allotting, creating or issuing any common shares or any securities convertible into or exchangeable for shares of the Company or the Subsidiaries; or

            (ii) the Vendor and the Covenantor will not agree or become bound to do so or publicly announce any intention to do so, other than:

                    (A) options issuable pursuant to the Company's stock option plan, if any; and

                    (B) common shares issuable upon the exercise of options issued pursuant to the Company's stock option plan or other options or warrants outstanding of the Company and the Subsidiaries which are disclosed in Schedule "B".

     (d) the Vendor agree to vote all of her shares to appoint the Purchaser's nominees as directors of the Company and the Subsidiaries;

     (e) will deliver to the Purchaser or to whomever the Purchaser direct on its behalf, all documents, records, statements, accounts and information which, in the opinion of the Purchaser's Solicitors are necessary or desirable to ensure the accuracy of the representations and warranties of the Vendor and to complete the transactions as contemplated herein;

     (f) will cause the Company and the Subsidiaries to maintain all existing insurance coverage with respect to the Company and the Subsidiaries' property and assets in full force and effect until completion of the Closing pursuant to this Agreement;

     (g) will cause the Company and the Subsidiaries to continue to operate the Business in a manner consistent with the Company and the Subsidiaries' current business practices;

     (h) will deliver to the Purchaser photocopies of all the Material Contracts entered into by the Company and the Subsidiaries that are required for its current business practice;

     (i) will not or will not permit the Company and the Subsidiaries to enter into or amend any contract with respect to the Business prior to the Closing Date without the prior written approval of the Purchaser, such approval not to be unreasonably withheld;

     (j) will pay all and any outstanding indebtedness and equipment leases or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) of the Company and the Subsidiaries prior to or simultaneously on the Closing;

     (k) will not cause the Company and the Subsidiaries to declare any dividends;

     (l) as soon as the Vendor and the Covenantor have determined that a state of facts exist which results in or will result in:

            (i) a representation or warranty contained herein being untrue or incorrect in any material respect; or

            (ii) the nonfulfillment of any condition precedents set forth in this Agreement,

            the Vendor and the Covenantor will notify the Purchaser of such state of fact;

     (m) except with the prior written consent of the Purchaser, will not do or will not fail to do anything that would result in any of the representations and warranties set forth in this Agreement not being true and correct in all material respects at the Closing; and

     (n) will have done all things reasonably necessary to facilitate the transaction of purchase and sale of the Shares contemplated herein.


6.2 Indemnity by the Vendor and the Covenantor. Without prejudicing any other remedy available to the Purchaser at law or in equity, the Vendor and the Covenantor agree, jointly and severally, forthwith upon demand, to indemnify and save harmless the Purchaser from and against any and all costs, losses, damages or expenses suffered or incurred by the Purchaser in any manner arising out of, in connection with, with respect to or relating to:

     (a) any representation or warranty of the Vendor and the Covenantor set forth in this Agreement being untrue or incorrect or the failure of the Vendors to observe or perform any of their obligations pursuant thereto;

     (b) any covenant made by the Vendor and the Covenantor that is not complied with by the Vendor and the Covenantor;

     (c) any and all indebtedness of the Company existing at the time of the Closing which was not disclosed in writing to the Vendor and the Covenantor by the Purchaser;

     (d) any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser thereunder; and

     (e) any and all actions, suits, proceedings, demands, assessments, judgments, costs, and legal (on a solicitor and own client basis) and other expenses incident to any of the foregoing.

6.3 Clarification of Indemnity by the Vendor and the Covenantor. With respect to the indemnity provided in subsection 6.2, the Vendor and the Covenantor hereby agree that:

     (a) in the event of a bankruptcy winding up distribution of the assets of any of the Vendor or the Covenantor, the rights of the Purchaser shall not be affected or impaired by its omission to prove its claim, or to prove its full claim, and it may prove such claim as it sees fit and may refrain from proving any claim

     (b) no term, condition or provision hereof or any right hereunder, or in respect thereof, shall be, or shall be deemed to have been waived by the Purchaser, except by express written waiver signed by the Purchaser, all such waivers to extend only to the particular circumstances thereon specified. Neither the forbearance nor indulgence by the Purchaser shall constitute a waiver of any term, condition or provision to be performed or observed by the Vendor and the Covenantor, or want or any performance or observance thereof; and

     (c) no action or omission on the part of the Purchaser in exercising or failing to exercise its rights hereunder or in connection with or arising from any of the Vendor and the Covenantor's obligations under the indemnity given in subsection 6.2, or any part thereof shall make the Purchaser liable to the Vendor and the Covenantor for any loss occasioned to the Vendor and the Covenantor.

7.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1 Representations and Warranties of the Purchaser. To induce the Vendor and the Covenantor to enter into and complete the transactions contemplated by this Agreement, the Purchaser represents and warrants, as representations and warranties that are true and correct as of the date hereof and that will be true on the Closing Date that the Purchaser has the power, authority and capacity to enter into this Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby, all of which have been duly and validly authorized by all necessary corporate proceedings.

8.   COVENANTS OF THE PURCHASER

8.1 Covenants of the Purchaser. The Purchaser covenants and agrees with the Vendor and the Covenantor that from and after the date of this Agreement until the Closing, as soon as the Purchaser has determined that a state of facts exists which results in or will result in any representation or warranty contained in this Agreement being untrue or incorrect in any material respect on the Closing Date the Purchaser will notify the Vendor and the Covenantor of such state of facts.

9.   CONDITIONS PRECEDENT TO THE VENDOR'S OBLIGATIONS

9.1 Vendor and Covenantor's Conditions Precedent. The Vendor's obligation to carry out the transactions contemplated in this Agreement is subject to fulfilment of the following conditions on the Closing Date, unless and to the extent waived by the Vendor:

     (a) the cheques and documents referred to in this Agreement shall have been executed and delivered by the Purchaser as provided herein; and

     (b) all documents and information having been delivered to the Vendor which, in the opinion of the Vendor's Solicitors, are necessary or desirable, given the nature of the transaction contemplated hereby, shall have been so executed and delivered on or before the Closing Date.

9.2 Conditions for Benefit of the Vendor. The conditions described in subsection 9.1 are for the exclusive benefit of the Vendor and any such condition may be waived in whole or in part by the Vendor on or prior to the Closing Date by delivery to the Purchaser of a written waiver to that effect, signed by the Vendor.

10.  CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

10.1 Purchaser's Conditions Precedent. Notwithstanding anything herein contained, the obligation of the Purchaser to complete the purchase of the Shares is conditional upon the fulfilment of the following conditions precedent:

     (a) Agreements to acquire shares of the Company and HoCo from William Coughlin and Carole Coughlin are executed and close on the same day as the Closing.

     (b) All documents and information having been delivered to the Purchaser which, in the opinion of the Purchaser's Solicitors, are necessary or desirable, given the nature of the transaction contemplated hereby, shall have been so executed and delivered on or before the Closing Date.

     (c) All covenants and agreements of the Vendor and the Covenantor to be performed on or before the Closing Date pursuant to the terms and conditions of this Agreement have been duly performed.

     (d) On or before the Closing Date, no injunction or restraining order of a Court or administrative tribunal or competent jurisdiction shall be in effect which prohibits the transactions contemplated hereunder and no action or proceeding shall have been instituted and remain pending before any such Court or administrative tribunal to restrain or prohibit the transactions contemplated hereby.

     (e) The representations and warranties of the Vendor and the Covenantor contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date, except to the extent that any of such representations and warranties have been waived by the Purchaser or affected by the transactions between the parties contemplated hereby.

     (f) There shall not be any action taken or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transaction contemplated hereby by and governmental entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgement of the Company and the Subsidiaries, to the continuing operation of the current or future business of the combined enterprises, which imposes any condition or restriction upon the Company and the Subsidiaries or their proposed future business or operations which, in the reasonable business judgement of the Purchaser, would be materially burdensome in the context of the transactions contemplated by this Agreement.

     (g) The Company and the Subsidiaries shall not have received notice of or otherwise have knowledge of any pending inquiry, matter under investigation, formal order of investigation, or other possible enforcement action from the SEC or any provincial or state securities or other regulatory authority involving or possibly involving, whether or not actually threatened, any violation of any law administered by such agency or authority by either the Company, the Subsidiaries or any of their present or former affiliates or persons acting in concert with any of them.

10.2 Conditions for Benefit of the Purchaser. The foregoing conditions are for the exclusive benefit of the Purchaser and such conditions which must be fulfilled as described in subsection 10.1 or may be waived in whole or in part by the Purchaser on or prior to the Closing Date referred to therein by delivery to the Vendor of a written waiver to that effect, signed by the Purchaser on or prior to the Closing Date by delivery to the Vendor of a written waiver to that effect, signed by the Purchaser.

11.  DELIVERIES AT CLOSING

11.1 Deliveries. At the Closing, the Vendor and the Covenantor shall deliver or cause to be delivered to the Purchaser:

     (a) releases in form and substance satisfactory to the Purchaser's Solicitors, acting reasonably, executed by the Vendor in favour of the Company and the Subsidiaries releasing the Company and the Subsidiaries from any and all manner of actions, causes of actions, suits, proceedings, debts, dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or equity which the Vendor, ever had, now has, or may have against the Company and the Subsidiaries for or by reason of any matter, cause or thing whatsoever done or omitted to be done by the Company and the Subsidiaries up to the Closing;

     (b) resignation of Cerisse from the board of directors of the Company and all other positions with the Company;

     (c) resignation of James Sanford and Robert Dent from the board of directors of the Company;

     (d) resignation of any other current directors, other than William Coughlin, from the board of directors of the Subsidiaries;

     (e) directors resolutions of the Company and the Subsidiaries duly appointing Kenneth Galpin to the board of directors of the Company and the Subsidiaries;

     (f) original option agreement granted by the Company to Cerisse to acquire 400,000 common shares of the Company, to be cancelled pursuant to subsection 4.1;

     (g) irrevocable direction to pay the 250K Purchase Price and 2.0M Purchase Price to the Vendors' Solicitors, in a form duly approved by the Purchaser's Solicitors;

     (h)    appropriate share certificates;

     (i) letter from the Company's US securities lawyer notarizing the authenticity of the share certificates; and

     (j) letter signed by the President of the Company addressed to brokerage firms identified by the Purchaser, in a form approved by the Purchaser;

     (k) such other documents as may be reasonably requested by the Purchaser.

     On the Closing, the Vendor and the Covenantor shall deliver to the Purchaser, at the Purchaser's offices originals or true and correct copies of all:

     (l) written contracts relating to stockholders, directors, officers, employees, and agents;

     (m) a transaction register from the Company's transfer agent setting forth the details of all issuances of common stock certificates, indicating in the case of each certificate the date of issuance, certificate number, number of shares, registered owner, and whether such certificate constitutes an original issuance or the transfer of outstanding stock, indicating, in the case of transfers, the number of the certificate from which such stock was transferred;

     (n) all filings, notices, or other communications with the SEC and OTCBB, together with copies of all communications received by the Company; and

     (o) all filings, notices, or other communication from either the SEC or OTCBB, with any state securities commission, state corporations commission, or similar agency, together with copies of all communication received by the Company from any such authority.

     On the Closing Date, the 2.5M Stock and the 250K Stock will be transferred pursuant to sections 2 and 3 herein.

11.2 Closing Escrow. All documents and cheques shall be delivered in escrow and all matters of payment, execution, delivery of closing documents shall be deemed to be concurrent requirements and it is specifically agreed that nothing will be complete at the Closing until everything required to complete the Closing has been paid, executed, delivered or fully registered, as the case may be.

12.  POST-CLOSING MATTERS

12.1 Post-Closing Matters. After the Closing, the Parties hereto shall co-operate and assist each other in making any necessary securities or tax filings or elections that are required, or recommended to be made by a Party, including any documents, deeds or other writings, in order to give effect to the true intent of the transactions contemplated in this Agreement.

13.  GENERAL PROVISIONS

13.1 Assigned Nominee. The Purchaser may assign its rights in whole or in part to any part of this Agreement to any person or persons it determines in its sole discretion.

13.2 Legal and Other Fees. Unless otherwise specifically provided herein, the Purchaser and the Vendor will pay her legal, accounting and other professional fees and expenses, including goods and services taxes on such fees and expenses, incurred by the parties of this Agreement in connection with the negotiation and settlement of this Agreement, the completion of the transactions contemplated hereby, and other matters pertaining hereto.

13.3 Joint and Several. Any covenant, agreement, condition, representations, warranties or provisos made by two or more persons shall be construed as several as well as joint.

13.4 Time of Essence. Time shall be of the essence of this Agreement.

13.5 Notice. All notice, waiver or other communication required or permitted to be given hereunder shall be in writing and signed by or on behalf of such party and shall be given to the other party by delivery thereto, or by sending by prepaid registered mail, telex, telecopy, telegram or cable to the address of the other party as hereinbefore set forth or to such other address of which notice is given, and any notice shall be deemed not to have been sufficiently given until it is received. Any notice or other communication contemplated herein shall be deemed to have been received on the day delivered, if delivered, on the fourth business day following the mailing thereof, if sent by registered mail, and the second business day following the transmittal thereof, if sent by telex, telecopy, telegram or cable. If normal mail, telex, telecopy, telegram or cable service shall be interrupted by strike, slowdown, force majeure or other cause, the party sending the notice shall utilize any of the such services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt of same by the other party.

13.6 Waiver. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision (whether or not similar) or will such waiver constitute a continuing waiver unless otherwise expressly provided.

13.7 Remedies Cumulative. All rights and remedies of either party are cumulative and are in addition to and shall not be deemed to exclude any other right or remedy allowed by law and all rights and remedies may be exercised concurrently, consecutively, and alternatively.

13.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

13.9 Modifications and Approvals. No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by the appropriate party and then only in the specific instance and for the specific purpose given.

13.10 Further Assurances. Each of the parties hereby covenants and agrees to execute any further and other documents and instruments and to do any further and other things that may be necessary to implement and carry out the intent of this Agreement.

13.11 Enurement and Assignment. This Agreement will enure to the benefit of and will be binding upon the Vendor, the Covenantor and the Purchaser, and their respective personal representatives, heirs, executors, administrators, successors and permitted assigns. The Vendor and the Covenantor shall not be permitted to assign their interests herein without the consent of the Purchaser.

13.12 Counterparts. This Agreement may be executed in as many counterparts as may be necessary or by telecopied facsimile and each such agreement or telecopied facsimile so executed shall be deemed to be an original and such counterparts together shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals as at the date first above written.

SIGNED, SEALED and DELIVERED by
CHRISTINE CERISSE in the presence of:

                                          )
-------------------------------------     )
Witness Name - Signature                  )
                                          )
                                          )
                                          )
-------------------------------------     )                               (seal)
Witness Name - Print                      )  -----------------------------
                                          )  CHRISTINE CERISSE
                                          )
                                          )
-------------------------------------     )
Address                                   )
                                          )
                                          )
                                          )
-------------------------------------     )
City, Province                            )
                                          )
                                          )
                                          )
-------------------------------------     )
Occupation                                )

SIGNED, SEALED and DELIVERED by         )
LAWRENCE AUSTIN in the presence of:     )
                                        )
                                        )
-------------------------------------   )
Witness Name - Signature                )
                                        )
                                        )
                                        )
-------------------------------------   )                                 (seal)
Witness Name - Print                    )    -----------------------------
                                        )    LAWRENCE AUSTIN
                                        )
                                        )
-------------------------------------   )
Address                                 )
                                        )
                                        )
                                        )
-------------------------------------   )
City, Province                          )
                                        )
                                        )
                                        )
-------------------------------------   )
Occupation                              )


612559 B.C. LTD.


per:
      ----------------------------
      Ken Galpin, President

                                    EXHIBIT B

                              ASSIGNMENT AGREEMENT

IN CONSIDERATION of TWO ($2.00) DOLLARS, the receipt and sufficiency of which is hereby acknowledged, 612559 B.C. Ltd. (the "Undersigned"), hereby assigns to KHACHIK TOOMIAN (the "Assignee"), c/o 902 S. Glendale Avenue, Glendale, CA 91205, that share purchase agreement (the "Share Purchase Agreement") made the 12th day of September, 2000, and amended no. 1 dated September 21, 2000, among Christine Cerisse, Lawrence Austin and the Undersigned, with respect to the Undersigned's interests in and to the 2.0M Stock, as defined in and pursuant to the Share Purchase Agreement and attached hereto as Schedule "A", including all rights of action or other rights accruing to the Undersigned, or which might, after this Assignment, takes effect accrue to the Undersigned under the Share Purchase Agreement.

By accepting this Assignment, the Assignee accepts all obligations and liabilities of any kind whatsoever, arising or resulting from or in connection with the Share Purchase Agreement as of the date of this Assignment.

The Assignee acknowledges that the share certificate for the 2.0M Stock may bear one or more legends in substantially the following form, as well as any other legend required by the laws of any applicable jurisdiction:

     The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

The Undersigned hereby executes this Assignment in the City of Vancouver, in the Province of British Columbia, as of the 21st day of September, 2000, and it is effective as of this date.

612559 B.C. LTD.


per:
       ------------------------------
       Ken Galpin, President

The Assignee hereby accepts the foregoing Assignment subject to all the terms and conditions thereof and hereby agrees to indemnify 612559 B.C. Ltd. for any claims made against 612559 B.C. Ltd. pursuant to the Share Purchase Agreement which arise on or after the 21st day of September, 2000.



-------------------------------------
KHACHIK TOOMIAN

                                    EXHIBIT C

                              ACQUISITION AGREEMENT

This Agreement is made the 12th day of September, 2000,

AMONG:

     CAROLE COUGHLIN, businesswoman, of 11202 Stave Lake Road, Mission, British Columbia, V2V 4J1

     ("Carole")                                                OF THE FIRST PART

AND:

     WILLIAM COUGHLIN, businessman, of 11202 Stave Lake Road, Mission, British Columbia, V2V 4J1

     ("Bill")                                                 OF THE SECOND PART

AND:

     612559 B.C. LTD., a company duly incorporated pursuant to the laws of Province of British Columbia and having its registered and records office at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

     ("612559" or the "Purchaser") OF THE THIRD PART

WHEREAS:

A. The Vendors are the sole registered and beneficial owners of the 4.5M Stock and 628,441 Class "A" Preferred Shares and 3,871,559 Class "B" Preferred Shares; and

B. The Vendors have agreed to grant an option to the Purchaser to acquire the 3.5M Units upon the terms and conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual premises, warranties, covenants and agreements hereinafter set forth, the parties represent, warrant, covenant and agree each with the other as follows:

1.   INTERPRETATION

1.1 Definitions. In this Agreement the following terms have the meanings set out after each:

     (a) "3.5M OPTION" means the option to acquire the 3.5M Units, granted pursuant to subsection 3.1;

     (b)  "3.5M STOCK" means 3,500,000 Series A preferred shares of the 4.5M
          Stock;

     (c) "3.5M UNITS" means collectively the 3.5M Stock, 628,441 Class "A" Preferred Shares and 2,871,559 Class "B" Preferred Shares;

     (d) "4.5M STOCK" means 4,500,000 Series A preferred shares without par value in the capital of the Company which are issued, beneficially owned and registered in the name of the Vendors;

     (e)  "AGREEMENT" means this Acquisition Agreement;

     (f) "APPLICABLE SECURITIES LAWS" means, collectively, the securities laws having application in each of the federal laws of United States of America, state of Nevada and province of British Columbia, and the respective regulations, rulings, policies, notices and orders issued by applicable regulatory authorities having application;

     (g)  "APPROVAL DATE" means that date that the SB-2 is approved by the SEC;

     (h) "BUSINESS" means the business of the Company's subsidiaries of marketing, via the Internet, of real estate referral services and providing related management services;

     (i)  "CALL AGREEMENTS" means all of the following agreements:

          (i) Call Agreement made as of the 26th day of April, 2000, between the Company and Carole; and

          (ii) Call Agreement made as of the 26th day of April, 2000, between the Company and Bill;

     (j) "CANADIAN PRIVATE PLACEMENT" means the private placement of Cdn$250,000.00 of the Company arranged by the Purchaser pursuant to subsection 3.2;

     (k) "CLASS "A" PREFERRED SHARES" means Class A Preference Shares without par value of the capital stock of HoCo;

     (l) "CLASS "B" PREFERRED SHARES" means Class B Preference Shares without par value of the capital stock of HoCo;

     (m) "CLOSING" means the completion of the granting of the 3.5M Option on the Closing Date and occurring at the offices of Fraser and Company, Barristers and Solicitors, located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia;

     (n) "CLOSING DATE" means the 15th day of September, 2000, or such other date as the parties mutually agree;

     (o) "COMPANY" means MarketU Inc. (IRS Employer Identification No. 98-0173359), a corporation incorporated in the state of Nevada and having business office at 33613 2nd Avenue, Mission, British Columbia;

     (p) "FINANCIAL STATEMENTS" means the unaudited financial statements of the Company for its nine months ended April 30, 2000, and attached hereto as Schedule "A";

     (q) "GST" means the Revenue Canada Customs and Excise goods and services tax;

     (r)  "HOCO" means 604587 British Columbia Ltd., a subsidiary of the
          Company;

     (s) "HOME" means the British Columbia company called Home Finders Realty Ltd., a wholly owned subsidiary of HoCo;

     (t) "INTELLECTUAL PROPERTY" means the intellectual property of the Company and the Subsidiaries;

     (u) "LEGAL REQUIREMENT" means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any governmental body.

     (v) "MATERIAL CONTRACTS" means those contracts and agreements which create a liability or obligation of the Company and the Subsidiaries or which provide benefits to the Company and the Subsidiaries;

     (w) "MOST" means that Canada Business Corporations Act company named Most Referred Real Estate Agents Inc., a wholly owned subsidiary of HoCo;

     (x)  "OPTION PRICE" means the price per share described in subsection 3.2;

     (y) "PARTIES" means the Vendors and the Purchaser, and "PARTY" means any one of the Vendors and the Purchaser;

     (z) "PURCHASER'S SOLICITORS" means Fraser and Company, barristers and solicitors of Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2;

     (aa) "PUT AGREEMENTS" means all of the following agreements:

          (i) Put Agreement made as of the 26th day of April, 2000, between the Company and Carole; and

          (ii) Put Agreement made as of the 26th day of April, 2000, between the Company and Bill;

     (bb) "SB-2" means Form SB-2 registration statement under the Securities Act of 1933, or any other registration statement deemed appropriate by the Purchaser and acceptable by the SEC;

     (cc) "SEC" mean the Securities and Exchange Commission;

     (dd) "SUBSIDIARIES" means all of HoCo, Home and Most; and "SUBSIDIARY" means any one of HoCo, Home and Most;

     (ee) "US PRIVATE PLACEMENT" means the private placement of US$300,000.00 of the Company arranged by the Purchaser pursuant to subsection 3.1;

     (ff) "VENDORS" means both of Carole and Bill, and "VENDOR" means any one of Carole and Bill; and

     (gg) "VENDORS' SOLICITORS" means Sauer Mogan De Jager & Volkenant, barristers and solicitors, of Suite 1600, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

1.2 Severability. If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

1.3 Included Words. Words importing the singular include the plural and vice-versa, and words importing gender include all genders.

1.4 Headings. The section and subsection headings are included solely for convenience, are not intended to be full or accurate descriptions of the content, or to be considered part of this Agreement.

1.5 Cross-references. Unless otherwise stated, all references in this Agreement to a designated "section", "subsection" or other subdivision is to the designated section, subsection or other subdivision of this Agreement.

1.6 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds. References to "Cdn$" are to Canadian dollars and references to "US$" or "$" are to United States dollars.

1.7 Schedules. The following are the schedules attached to and incorporated in this Agreement by this reference and deemed to form a part hereof:

     (a)  Schedule "A" - April 30, 2000 Financial Statements;

     (b)  Schedule "B" - List of Outstanding Options;

     (c)  Schedule "C" - Material Contracts;

     (d)  Schedule "D" - List of Employees;

     (e) Schedule "E" - List of properties and assets of the Company and the Subsidiaries;

     (f) Schedule "F" - List of royalties and licenses of the Company and the Subsidiaries;

     (g) Schedule "G" - List of indebtedness owing by the Company and the Subsidiaries; and

     (h)  Schedule "H" - security interests granted by the Company.

1.8 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia, and the laws of Canada applicable therein, and will be treated in all respects as a British Columbia contract.

2.   OPTION OF 3.5M UNITS

2.1 Granting of Option. On the Closing, the Vendors will grant to the Purchaser an option (the "3.5M Option") to acquire the 3.5M Units.

2.2 Option Price. Subject to subsection 2.3, the exercise price of the 3.5M Option is as follows:

     (a) US$0.65 per unit if the 3.5M Option is exercised on or before the 120th day after the Approval Date;

     (b) US$0.70 per unit if the 3.5M Option is exercised on or after the 121st day and on or before the 240th day after the Approval Date;

     (c) US$0.75 per unit if the 3.5M Option is exercised on or after the 241st day and on or before the 360th day after the Approval Date; and

     (d) US$0.85 per unit if the 3.5M Option is exercised on or after the 361st day after the Approval Date and prior to the 1st day of May, 2002.

2.3 Penalty on Option Price. Notwithstanding subsection 2.2, if the US Private Placement and the Canadian Private Placement do not close on or before the 30th day following the Closing Date, then the exercise price of the 3.5M Option will be as follows:

     (a) US$0.70 per unit if the 3.5M Option is exercised after the 30th day following the Approval Date and on or before the 120th day after the Approval Date;

     (b) US$0.75 per unit if the 3.5M Option is exercised on or after the 121st day and on or before the 240th day after the Approval Date;

     (c) US$0.80 per unit if the 3.5M Option is exercised on or after the 241st day and on or before the 360th day after the Approval Date;

     (d) US$0.90 per unit if the 3.5M Option is exercised on or after the 361st day after the Approval Date and prior to the 1st day of May, 2002.

2.4 Expiry Date. The expiry date of the 3.5M Option shall be 4:00 p.m. Vancouver time on the 30th day of April, 2002.

2.5 Restricted Shares. The Purchaser acknowledges that the 3.5M Units are restricted shares pursuant to the Securities Act of 1933, and upon exercise of the 3.5M Option, the 3.5M Units will continue to be restricted shares.

2.6 Stock Option Agreement. On the Closing Date, the Vendors will enter into a stock option agreement in a form approved by the Purchaser's solicitors and the Vendors' Solicitors.

2.7 Escrow of 3.5M Units. On the Closing Date, the Vendors agree to place the 3.5M Units in escrow, with Fraser and Company acting as the escrow agent, until the expiry date of the 3.5M Option or when the 3.5M Option is exercised. On the Closing Date, the Vendors will enter into an escrow agreement (the "Escrow Agreement") in a form approved by the Purchaser's solicitors and the Vendors' Solicitors.

2.8 Voting Proxy. On the Closing Date, the Vendors will grant to the Purchaser a voting proxy for the 3.5M Stock, until such time as the 3.5M Option is exercised in full or upon the expiry of the 3.5M Option and subject to subsection 2.9. On the Closing Date, the Vendors will enter into a voting trust agreement in a form approved by the Purchaser's Solicitors and the Vendors' Solicitors.

2.9 SB-2. The Purchaser will use its best efforts to file an SB-2 that will be approved by the SEC within 120 days of the Closing Date. In the event that the SB-2 has not been approved by the SEC on the 181st day after the Closing Date, the voting proxy granted by the Vendor in subsection 2.8 will be suspended until the date the SB-2 is approved by the SEC.

2.10 Put Agreements. The Vendors will not exercise any of the Put Agreements unless the prior written consent of the Purchaser is obtained and the Vendors will forthwith assign the Put Agreements to the Purchaser relating to the 3.5M Units when the 3.5M Option is exercised. The obligations described in this subsection 2.10 expire if the 3.5M Option expires before it is exercised.

2.11 Call Agreements. The Vendors will assign the Call Agreements with regards to the 3.5M Units to the Purchaser when the 3.5M Option is exercised. The obligations described in this subsection 2.11 expire if the 3.5M Option expires before it is exercised.

3.   PRIVATE PLACEMENTS

3.1 US Private Placement. The Purchaser will use its best efforts to arrange a private placement (the "US Private Placement") whereby the private placee(s) will subscribe for 2,000,000 units of the Company at a subscription price US$0.15 per unit, with each unit representing 1 common share and a 1/2 non-transferable share purchase warrant. Two-1/2 warrants will entitle the holder to purchase one additional common share at a price of US$0.25 for a period of one year from the date the units are issued. The US Private Placement will close as soon after the Closing as the Purchaser may arrange it.

3.2 Canadian Private Placement. Concurrently with the US Private Placement, the Purchaser will subscribe for 1,133,787 units of the Company at a subscription price US$0.15 per unit, with each unit representing 1 common share and a 1/2 non-transferable share purchase warrant (the "Canadian Private Placement"). Two-1/2 warrants will entitle the holder to purchase one additional common share at a price of US$0.25 for a period of one year from the date the units are issued;

4.   EMPLOYMENT

4.1 Employment of Bill. After the Closing, Bill will continue to be an employee and officer of the Company, Most and Home. Bill will enter into an employment agreement containing the following terms and conditions:

     (a)  Salary. Cdn$10,000.00 per month, commencing on the Closing Date.

     (b) Term. Minimum term of 12 months, with one-12 month option to renew the term, such option to be exercised in the sole discretion of the Board of Directors of the Company.

     (c) Position. Director and Product Development Officer reporting to the President of the Company.

     (d) Probation Period. Six months (this is a condition of employment for all members of management of the Company including its new President).

     (e) Subsidiaries. Bill will continue to hold the offices of Director and President of Most and Home. When asked to do so by the new President of the Company, Bill will forthwith resign as Director and President of Most and Home.

5.   REPRESENTATIONS AND WARRANTIES OF THE VENDORS

5.1 Representations and Warranties of the Vendors. To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, the Vendors represent and warrant, as representations and warranties that are true and correct as of the date hereof and that will be true on the Closing Date that:

     (a) Authority. The Vendors have due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to grant the 3.5M Option and sell and transfer the legal and beneficial title and ownership of the 3.5M Units to the Purchaser.

     (b) Residency. The Vendors are not non-residents of Canada within the meaning of the Income Tax Act (Canada).

     (c) Validity of 4.5M Stock. The 4.5M Stock is duly authorized and allotted, validly issued and outstanding as fully paid and non-assessable shares.

     (d) Validity of 628,441 Class "A" Preferred Shares. The 628,441 Class "A" Preferred Shares are duly authorized and allotted, validly issued and outstanding as fully paid and non-assessable shares.

     (e) Validity of 2,871,559 Class "B" Preferred Shares. The 2,871,559 Class "B" Preferred Shares are duly authorized and allotted, validly issued and outstanding as fully paid and non-assessable shares.

     (f) Owner of 4.5M Stock. The Vendors are the sole registered and beneficial owners of the 4.5M Stock. The 4.5M Stock is free and clear of all liens, claims, charges and encumbrances of every nature and kind whatsoever and the Vendors have good and marketable title to the 4.5M Stock.

     (g) Owner of 628,441 Class "A" Preferred Shares. The Vendors are the sole registered and beneficial owners of the 628,441 Class "A" Preferred Shares. The 628,441 Class "A" Preferred Shares are free and clear of all liens, claims, charges and encumbrances of every nature and kind whatsoever and the Vendors have good and marketable title to the 628,441 Class "A" Preferred Shares.

     (h) Owner of 2,871,559 Class "B" Preferred Shares. The Vendors are the sole registered and beneficial owners of the 2,871,559 Class "B" Preferred Shares. The 2,871,559 Class "B" Preferred Shares are free and clear of all liens, claims, charges and encumbrances of every nature and kind whatsoever and the Vendors have good and marketable title to the 2,871,559 Class "B" Preferred Shares.

     (i) Validity of Company's Shares. The Company's common shares have been duly and validly allotted and issued and are outstanding as fully paid and non-assessable shares in the capital of the Company.

     (j) Shares Listed. The common shares of the Company are quoted on the OTC Bulletin Board and are registered pursuant to the Securities and Exchange Act 1934 and its rules and schedules.

     (k)  No Option to Acquire.

          (i) No person, firm or corporation has any agreement or option or right capable of becoming an agreement for the purchase of the 3.5M Units.

          (ii) Except as described in Schedule "B", no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares or other securities of the Company.

     (l) Ability to Complete. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby will:

          (i) not constitute a breach by the Vendors of any statute, bylaw or regulation or of the Company or HoCo's constating documents;

          (ii) not result in a breach of any terms or provisions, or constitute a default under any agreement to which the Vendors or the Company or HoCo is a party or by which the Vendors or the Company is bound; and

          (iii) not result in the creation of any lien, encumbrance or other charge on the 3.5M Units.

     (m) Binding Nature. This Agreement constitutes a valid, binding and enforceable obligation of the Vendors.

     (n)  Put Agreements and Call Agreements.

            (i) The Vendors have delivered to the Purchaser accurate and complete copies of the Put Agreements and Call Agreements, including all amendments thereto.

            (ii) Each Put Agreement and Call Agreement is valid and in full force and effect, and is enforceable by the Vendors in accordance with its terms.

            (iii) The Put Agreements and the Call Agreements have not been exercised.

            (iv) No person has violated or breached, or declared or committed any default under, any Put Agreement or Call Agreement.

            (v) No event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time)
                   (A) result in a violation or breach of any of the provisions of the Put Agreements or Call Agreements, (B) give any person the right to declare a default or exercise any remedy under the Put Agreements or Call Agreements, (C) give any person the right to accelerate the maturity or performance of the Put Agreements or Call Agreements, or (D) give any person the right to cancel, terminate or modify any of the Put Agreements or Call Agreements.

            (vi) None of the Vendors has received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Put Agreement or Call Agreement.

            (vii) None of the Vendors has waived any of its rights under any Put Agreement or Call Agreement.

            (viii) Pursuant to both the Put Agreements and the Call Agreements, each of the 3.5M Units are exchangeable into one common share of the Company.

      (o)   Material Contacts.

            (i) All of the Material Contracts of the Company and the Subsidiaries are described in Schedule "C".

            (ii) The Company and the Subsidiaries are not in violation of their respective constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents.

      (p)   Subsidiaries.

            (i) Home and HoCo are duly incorporated and validly exists in good standing with respect to the filing of annual returns under the Company Act (British Columbia), have the necessary corporate power, authority and capacity to own their respective property and assets and to carry on the business as presently conducted by each of them and are duly licensed to carry on business in all jurisdictions in which they presently carry on business.

            (ii) Most is duly incorporated and validly exists in good standing with respect to the filing of annual returns under the Canada Business Corporations Act, has the necessary corporate power, authority and capacity to own its property and assets and to carry on its business as presently conducted and is duly licensed to carry on business in all jurisdictions in which it presently carries on business.

            (iii) Home and HoCo are not a "reporting company" under the Company
                  Act (British Columbia) or a "reporting issuer" under the Securities Act (British Columbia).

            (iv) Most is not a "distributing corporation" under the Canada Business Corporations Act or a "reporting issuer" under the Securities Act (British Columbia).

            (v) All of the outstanding shares of each Subsidiary are free and clear of all liens, charges, claims or encumbrances, or rights of others. Except as described in this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued shares or other securities of any such Subsidiary, or otherwise obligating the Company or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

      (q) Company's Business. The Company's sole business is to own and generate revenue from the Business. The Company and the Subsidiaries do not have any obligations or liabilities that exist from a business endeavour of the Company and the Subsidiaries that is not part of the Business.

      (r) License to Operate Business. The Company and the Subsidiaries hold all permits, licenses, consents and authorities issued by any government, or governmental authority of the respective United States of America, State of Nevada, Canada, or the Province of British Columbia, or any municipal, regional or other authority, or any subdivision thereof, including, without limitation, any governmental department, commission, bureau, board or administrative agency, which are necessary or desirable in connection with the conduct and operation of the Business and the ownership or leasing of its assets and the conduct and operation of the Business as the same are now owned, leased, conducted or operated is not in breach of or default under any term or condition of any thereof to the best of our knowledge. It is understood by the Purchaser that the State of Oklahoma has recently passed legislation that may require that Most licence an Oklahoma Broker agent under the Company umbrella in order to receive a commission from Oklahoma realtors. While the legislation may not be put into force, the Vendors acknowledge and represent that historically transactions completed by Most in Oklahoma represent less than 1% of Most's past business revenues.

      (s) Licensed to Receive Commission. Most is licensed in British Columbia and that licence is honoured in every Canadian province and territory and state of the United States of America (including the District of Columbia) to receive commission revenue.

      (t) Power to Own Assets. The Company and each of the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the Business.

      (u)   Properties and Assets.

            (i) Schedule "E" contains a complete and accurate description of all of the properties and assets of the Company and the Subsidiaries which constitute all assets necessary to carry on the Business as it is currently conducted. No other person owns any assets which are being used in the Business. There are no agreements or commitments to purchase property or assets by the Company, other than in the ordinary course of the Business.

            (ii) The Company is the owner of and has good and marketable title to all of its properties and assets, including, without limitation, all properties and assets reflected in the Financial Statements and all properties and assets acquired by the Company after the date reported in the Financial Statements, free and clear of any and all encumbrances, except as disclosed in Schedule "F".

            (iii) The Subsidiaries have good and marketable title to all of its properties and assets, including, without limitation, all properties and assets reflected in the Financial Statements and all properties and assets acquired by the Company after the date reported in the Financial Statements, free and clear of any and all encumbrances, except as disclosed in Schedule "F".

            (iv) None of the Subsidiaries' properties or assets are in the possession of or under the control of any other person.

      (v) Assets in Good Condition. All assets used by the Company and the Subsidiaries in connection with the Business are in good operating condition and in good state of maintenance and repair for the assets of similar and relative to the standards, maintenance and repair maintained by other companies carrying on similar businesses in British Columbia.

      (w) Insurance Against Assets. The Company and the Subsidiaries maintain, and have maintained, insurance in force against loss of their respective assets, and public liability insurance against such risk, in such amounts and to such limits, as is in accordance with prudent business practices prevailing in the Business and having regard to its position, age and character of its assets the Company and the Subsidiaries have complied fully with all requirements of such insurance, including the prompt giving of any notice of any claim or possible claim thereunder, and all such insurance has been insured with insurers the Company and the Subsidiaries believe to be responsible.

      (x)   Ownership of Intellectual Properties.

            (i) The Company and each of the Subsidiaries own or possess all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (the "Intellectual Property") currently employed by them in connection with the Business.

            (ii) Neither the Company nor any of the Subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the Intellectual Property which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect on the business, prospects, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole.

            (iii) The Company and each of the Subsidiaries has conducted and is conducting its Business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its Business is carried on including, without limitation, all applicable licensing and waste management legislation, regulations or by-laws, environmental protection legislation, regulations or by-laws or similar legislation, regulations or by-laws and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, or similar approvals would not have a material adverse impact upon the Company or the Subsidiaries.

            (iv) Except as described in this Agreement, the Vendors are not aware of any legislation which they anticipate will materially and adversely affect the business, prospects, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole. Purchaser should be aware that various State regulators continue to pass bills that require additional forms in order to collect a referral commission.

      (y) World Wide Rights. To the best of the Vendors knowledge, the Company and the Subsidiaries own the world wide rights to all of their Intellectual Properties.

      (z) No Royalties Owing. The Company and the Subsidiaries do not have any royalty or licensing obligations save and except as disclosed in Schedule "F".

      (aa)  Employees.

            (i) Schedule "D" accurately identifies each former and existing employee of any of the Company and the Subsidiaries who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from the Company or Subsidiaries or otherwise) relating to such former employee's employment with the Company and the Subsidiaries; and Schedule "D" accurately describes such benefits.

            (ii) The Company and the Subsidiaries have complied with all Legal Requirements applicable to them relating to employment, including without limitation, those relating to wages, hours, collective bargaining, payment of social security and other similar taxes, equal employment opportunity, employment discrimination, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation. There are no outstanding charges, complaints or claims against the Company and the Subsidiaries relating to unfair labor practices or discrimination or under any legislation relating to employees. The Company and the Subsidiaries have paid in full all amounts owing under applicable workers' compensation legislation, and the workers' compensation claims experience of the Company and the Subsidiaries would not permit a penalty reassessment under such legislation. There are no charges or orders requiring the Company and the Subsidiaries to comply outstanding under any Legal Requirements relating to occupational health and safety.

            (iii) The completion of the transactions contemplated by this
                  Agreement will not result in any payment or increased payment becoming due from the Company and the Subsidiaries to any officer, director, or employee of, or consultant to, the Company and the Subsidiaries.

      (bb)  Financial Statements.

            (i) The Financial Statements attached hereto as Schedule "A" are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company and the Subsidiaries for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis with those of previous years and the Vendors are not aware of any reason that the Financial Statements would not fairly represent the financial position and the corporate affairs of the Company and the Subsidiaries.

            (ii) Except for the transactions referred to or contemplated herein since the date of the balance sheet included in the Financial Statements there has not been:

                  (A) any changes in the condition or operations of the Business, assets or financial position of the Company and the Subsidiaries which are, individually or in the aggregate, materially adverse; or

                  (B) any damage, destruction or loss, labour trouble or other event, development or condition, or any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to the Purchaser, which has or may materially and adversely affect the business, assets, properties or future prospects of the Company and the Subsidiaries.

            (iii) All material financial transactions of the Company and the
                  Subsidiaries have been accurately recorded in the books and records of the Company and the Subsidiaries and such books and records fairly present the financial position and the corporate affairs of the Company and the Subsidiaries.

            (iv) Except for matters disclosed herein, since the date of the Financial Statements, the Company and the Subsidiaries have not:

                  (A) transferred, assigned, sold or otherwise disposed of any of the assets shown in the Financial Statements or cancelled any debts or claims except in each case in the ordinary and usual course of business;

                  (B) incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary and normal course of business;

                  (C) declared or made, or committed themselves to make, any payment of any dividend or other distribution in respect of any of their shares or purchased or redeemed any of their shares or split, consolidated or reclassified any of their shares;

                  (D) suffered any material extraordinary loss or entered into any material commitment or transaction not in the ordinary and usual course of business;

                  (E)   waived or surrendered any right of substantial value;

                  (F) made any gift of money or of any property or assets to any person;

                  (G) amended or changed or taken any action to amend or change their respective constating documents;

                  (H) increased or agreed to increase the pay of, or paid or agreed to pay, any pension, bonus, share of profits or other similar benefit of, any director, employee or officer or former director, employee or officer of the Company and the Subsidiaries;

                  (I) made payments of any kind to or on behalf of the Vendors or any affiliate or associate of the Vendors or under any management agreement with the Company and the Subsidiaries save and except business related expenses and salaries in the ordinary course of business and at the regular rates payable to them;

                  (J) pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible; or

                  (K) authorized or agreed or otherwise have become committed to do any of the foregoing.

      (cc) Absence of Certain Changes or Events. Since the date of the Financial Statements there has not been:

            (i) any changes in the condition or operations of the Business, assets or financial affairs of the Company and the Subsidiaries which are, individually or in the aggregate, materially adverse; or

            (ii) any damage, destruction or loss, labour trouble or other event, development or condition, or any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to the Purchaser, which has or may materially and adversely affect the Business, assets, properties or future prospects of the Company and the Subsidiaries.

      (dd) Arm's Length Disposition. The Company and the Subsidiaries have not disposed of anything to a person with whom it was not dealing at arm's length for proceeds less than the fair market value thereof.

      (ee) No Unpaid Dividends. No dividends have been ever declared by the Company or Subsidiaries.

      (ff) No Obligation to Pay. The Company and the Subsidiaries are not subject to any obligation to make any investment in or to provide funds by way of loan, capital contribution or otherwise to any person.

      (gg) Company Not Indebted to Vendors. The Company and the Subsidiaries are not indebted to the Vendors, or any director, officer or employee of the Company or the Subsidiaries or any affiliate or associate or any of them, on any account whatsoever and if the Company or the Subsidiaries are indebted to the Vendors, the Vendors agree to forthwith forever forgive the Company and the Subsidiaries of any such indebtedness.

      (hh) Company's Liabilities. All liabilities of the Company and the Subsidiaries have been disclosed in writing to the Purchaser, including but not limited to the indebtedness of the Company and the Subsidiaries as described in Schedule "D".

      (ii) No Other Security Interests Granted. Except as disclosed in Schedule "F" attached hereto, no other security interests has been granted by the Company.

      (jj)  Records Current.

            (i) Home and HoCo have kept the records required to be kept by the Company Act and any other applicable corporate legislation and such records are complete and accurate and contain all minutes of all meetings of directors and members of Home and HoCo.

            (ii) Most has kept the records required to be kept by the Canada Business Corporations Act and any other applicable corporate legislation and such records are complete and accurate and contain all minutes of all meetings of directors and members of Most.

      (kk) WCB Returns. The Company and the Subsidiaries, where applicable, have filed, in a timely manner, all Workers' Compensation Board returns, and other reports and information required to be filed with all applicable government authorities, agencies or regulatory bodies.

      (ll)  Tax Returns.

            (i) Except as otherwise disclosed to the Purchaser, all excise tax and income tax returns and reports of the Company and the Subsidiaries required by law to be filed prior to the date hereof, have been duly filed and are true, complete and correct in all other amounts required by law to be deducted and remitted, including without limitation, employee remittances to Revenue Canada, have been deducted and remitted within the time periods prescribed.

            (ii) The Company and the Subsidiaries have duly and on a timely basis filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed.

            (iii) There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or the Subsidiaries; there are no actions, suits or proceedings threatened or pending against the Company or the Subsidiaries in respect of taxes, governmental charges or assessments and there are no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

      (mm)  Taxes Payable.

            (i) Except as otherwise disclosed to the Purchaser, all taxes and other government charges which have accrued due and have been paid and all information necessary for the calculation of any taxation liabilities of the Subsidiaries have been disclosed in writing to the Purchaser.

            (ii) Except as otherwise disclosed to the Purchaser, the Subsidiaries have paid all assessments and reassessments, if any, and all other taxes, penalties, interest, fines and other governmental charges due and payable by it and all information necessary for the calculation of any tax liability of the Company have been or will prior to the Closing Date be disclosed to the Purchaser.

      (nn) No Tax Liabilities. The execution and delivery of this Agreement and the completion of the transaction contemplated hereby will not cause or otherwise result in any tax liability relating to the 3.5M Units other than capital gains taxes payable by the Vendors.

      (oo) No Pending Litigation. To the best of the Vendors' knowledge, there is not any suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or threatened against, or relating to the Company and the Subsidiaries or affecting their assets, properties or business which might materially and adversely affect the assets, properties, business, future prospects or financial condition of the Company and the Subsidiaries; and there is not presently outstanding against the Company and the Subsidiaries any judgement, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator.

      (pp)  Not In Default with Securities Laws.

            (i) The Company is not in default of any of the requirements of the Applicable Securities Laws.

            (ii) No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other security of the Company has been issued or made by any securities commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company's knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws.

            (iii) None of the directors or officers of the Company or any of their associate or affiliate had, has or to the knowledge of the Company intends to have, any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company which, as the case may be, materially affects, is material to or will materially affect the Company, except as disclosed in this Agreement, save and except if the Purchaser is a party to such material transaction.

      (qq) No Withholding Information. The Vendors have no information or knowledge of any facts relating to the Company, the 3.5M Units or the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transaction of purchase and sale herein contemplated.

5.2 Limitation to Representations and Warranties. Notwithstanding subsection 5.1, the representations and warranties described in paragraphs 5.1(oo), 5.1(pp)(i) and (ii) are representations and warranties made to the best of the Vendors' knowledge.

5.3 Representations and Warranties in Closing Documents. All statements contained in a certificate or other instrument delivered by or on behalf of the Vendors pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Vendors hereunder.

5.4 Survival of Vendors' Representations and Warranties. The representations, warranties, covenants and agreements contained in this Agreement or pursuant hereto shall not merge at the Closing and shall survive and continue in full force and effect from the Closing Date and shall continue in full force and effect for the benefit of the Purchaser for a period of two (2) years from the Closing.

5.5 Reliance. The Vendors acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

6.    COVENANTS OF THE VENDORS

6.1 Vendors' Covenants. The Vendors agree, jointly and severally, with the Purchaser that from and after the date of execution of this Agreement to the Closing Date:

      (a) without the prior written consent of the Purchaser, the Vendors will not reserve, allot, create or issue any common shares or any securities convertible into or exchangeable for shares of the Company or the Subsidiaries;

      (b) the Vendors agree to vote all of their shares to appoint the Purchaser's nominees as directors of the Company and the Subsidiaries;

     (c) will deliver to the Purchaser or to whomever the Purchaser directs on its behalf, all documents, records, statements, accounts and information which, in the opinion of the Purchaser's Solicitors are necessary or desirable to ensure the accuracy of the representations and warranties of the Vendors and to complete the transactions as contemplated herein;

     (d) will cause the Company and the Subsidiaries to maintain all existing insurance coverage with respect to the Company and the Subsidiaries' property and assets in full force and effect until completion of the Closing pursuant to this Agreement;

     (e) will cause the Company and the Subsidiaries to continue to operate the Business in a manner consistent with the Company and the Subsidiaries' current business practices;

     (f) will deliver to the Purchaser photocopies of all the Material Contracts entered into by the Company and the Subsidiaries that are required for its current business practice;

     (g) will not or will not permit the Company and the Subsidiaries to enter into or amend any contract with respect to the Business prior to the Closing Date without the prior written approval of the Purchaser, such approval not to be unreasonably withheld;

     (h) will keep current all equipment leases or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) of the Company and the Subsidiaries prior to or simultaneously on the Closing;

     (i) will not cause the Company and the Subsidiaries to declare any dividends;

     (j) will not retract or cause HoCo to redeem any Class "A" Preferred Shares and Class "B" Preferred Shares;

     (k) as soon as the Vendors have determined that a state of facts exist which results in or will result in:

          (i) a representation or warranty contained herein being untrue or incorrect in any material respect; or

          (ii) the nonfulfillment of any condition precedents set forth in this Agreement, the Vendors will notify the Purchaser of such state of fact;

     (l) except with the prior written consent of the Purchaser, will not do or will not fail to do anything that would result in any of the representations and warranties set forth in this Agreement not being true and correct in all material respects at the Closing; and

     (m) will have done all things reasonably necessary to facilitate the transactions contemplated herein.

6.2 Indemnity by the Vendors. Without prejudicing any other remedy available to the Purchaser at law or in equity, the Vendors agree, jointly and severally, forthwith upon demand, to indemnify and save harmless the Purchaser from and against any and all costs, losses, damages or expenses suffered or incurred by the Purchaser in any manner arising out of, in connection with, with respect to or relating to:

     (a) any representation or warranty of the Vendors set forth in this Agreement being untrue or incorrect or the failure of the Vendors to observe or perform any of their obligations pursuant thereto;

     (b) any covenant made by the Vendors that is not complied with by the Vendors;

     (c) any and all indebtedness of the Company existing at the time of the Closing which was not disclosed in writing to the Vendors by the Purchaser;

     (d) any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser thereunder; and

     (e) any and all actions, suits, proceedings, demands, assessments, judgments, costs, and legal (on a solicitor and own client basis) and other expenses incident to any of the foregoing.

6.3 Clarification of Indemnity by the Vendors. With respect to the indemnity provided in subsection 6.2, the Vendors hereby agree that:

     (a) in the event of a bankruptcy of any of the Vendors, the rights of the Purchaser shall not be affected or impaired by its omission to prove its claim, or to prove its full claim, and it may prove such claim as it sees fit and may refrained from proving any claim

     (b) no term, condition or provision hereof or any right hereunder, or in respect thereof, shall be, or shall be deemed to have been waived by the Purchaser, except by express written waiver signed by the Purchaser, all such waivers to extend only to the particular circumstances thereon specified. Neither the forbearance nor indulgence by the Purchaser shall constitute a waiver of any term, condition or provision to be performed or observed by the Vendors, or want or any performance or observance thereof; and

     (c) no action or omission on the part of the Purchaser in exercising or failing to exercise its rights hereunder or in connection with or arising from any of the Vendors' obligations under the indemnity given in subsection 6.2, or any part thereof shall make the Purchaser liable to the Vendors for any loss occasioned to the Vendors.

7.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1 Representations and Warranties of the Purchaser. To induce the Vendors to enter into and complete the transactions contemplated by this Agreement, the Purchaser represents and warrants, as representations and warranties that are true and correct as of the date hereof and that will be true on the Closing Date that the Purchaser has the power, authority and capacity to enter into this Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby, all of which have been duly and validly authorized by all necessary corporate proceedings.

8.   COVENANTS OF THE PURCHASER

8.1 Covenants of the Purchaser. The Purchaser covenants and agrees with the Vendors that:

     (a) from and after the date of this Agreement until the Closing, as soon as the Purchaser has determined that a state of facts exists which results in or will result in any representation or warranty contained in this Agreement being untrue or incorrect in any material respect on the Closing Date the Purchaser will notify the Vendors of such state of facts; and

     (b) once the Purchaser controls the Company, the proceeds received by the Company from the US Private Placement and Canadian Private Placement will be used to retire the Company's outstanding debt obligations and finance the Company's immediate growth plans.

9.   CONDITIONS PRECEDENT TO THE VENDORS' OBLIGATIONS

9.1 Vendors' Conditions Precedent. The Vendors' obligation to carry out the transactions contemplated in this Agreement is subject to fulfilment of the following conditions precedent:

     (a) all documents and information having been delivered to the Vendors which, in the opinion of the Vendors' Solicitors, are necessary or desirable, given the nature of the transaction contemplated hereby, shall have been so executed and delivered on or before the Closing Date.

9.2 Conditions for Benefit of the Vendors. The conditions described in subsection 9.1 are for the exclusive benefit of the Vendors and any such condition may be waived in whole or in part by the Vendors on or prior to the Closing Date by delivery to the Purchaser of a written waiver to that effect, signed by the Vendors.

10.  CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

10.1 Purchaser's Conditions Precedent. Notwithstanding anything herein contained, the obligation of the Purchaser to carry out the transactions contemplated in this Agreement is conditional upon the fulfilment of the following conditions precedent:

     (a) The Vendors will arrange to register the 3.5M Stock into two separate share certificates, one share certificate registering 1,750,000 Series A preferred shares in the name of Bill and another share certificate registering 1,750,000 Series A preferred shares in the name of Carole.

     (b) Bill will arrange to register his 1,464,183 Class "B" Preferred Shares in a separate share certificate in the name of Bill.

     (c) Carole will arrange to register her 1,407,376 Class "B" Preferred Shares in a separate share certificate in the name of Carole.

     (d) On or before the day prior to Closing Date, the Purchaser is satisfied with all the information provided to the Purchaser in accordance with this Agreement.

     (e) Agreements to purchase shares of the Company from Christine Cerisse are executed and close on the same day as the Closing.

     (f) All documents and information having been delivered to the Purchaser which, in the opinion of the Purchaser's Solicitors, are necessary or desirable, given the nature of the transaction contemplated hereby, shall have been so executed and delivered on or before the Closing Date.

     (g) All covenants and agreements of the Vendors to be performed on or before the Closing Date pursuant to the terms and conditions of this Agreement have been duly performed.

     (h) On or before the Closing Date, no injunction or restraining order of a Court or administrative tribunal or competent jurisdiction shall be in effect which prohibits the transactions contemplated hereunder and no action or proceeding shall have been instituted and remain pending before any such Court or administrative tribunal to restrain or prohibit the transactions contemplated hereby.

     (i) The representations and warranties of the Vendors contained in this Agreement shall be true on and as of the Closing Date with the same affect as though such representations and warranties had been made on and as of the Closing Date, except to the extent that any of such representations and warranties have been waived by the Purchaser or affected by the transactions between the parties contemplated hereby.

10.2 Conditions for Benefit of the Purchaser. The foregoing conditions are for the exclusive benefit of the Purchaser and such conditions which must be fulfilled as described in subsection 10.1 or may be waived in whole or in part by the Purchaser on or prior to the Closing Date referred to therein by delivery to the Vendors of a written waiver to that effect, signed by the Purchaser on or prior to the Closing Date by delivery to the Vendors of a written waiver to that effect, signed by the Purchaser.

11.  DELIVERIES AT CLOSING

11.1 Deliveries. At the Closing, the Vendors shall deliver or cause to be delivered to the Purchaser:

     (a) releases in form and substance satisfactory to the Purchaser's Solicitors, acting reasonably, executed by the Vendors in favour of the Company releasing the Company from any and all manner of actions, causes of actions, suits, proceedings, debts, dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or equity which the Vendors, ever had, now have, or may have against the Company for or by reason of any matter, cause or thing whatsoever done or omitted to be done by the Company up to the Closing;

     (b)  employment agreement duly executed by Bill;

     (c)  resignation of Bill as president and CEO of the Company;

     (d) stock option agreement, duly executed by the Vendors, granting the 3.5M Option to the Purchaser;

     (e)  notice of assignment of Put Agreements and Call Agreements;

     (f) Escrow Agreement duly executed by the Vendors, as pursuant to subsection 2.7;

     (g) voting trust agreement duly executed by the Vendors, granted by the Vendors pursuant to subsection 2.8; and

     (h)  such other documents as may be reasonably requested by the Purchaser.

     At the Closing, the Vendors shall deliver or cause to be delivered to the escrow agent duly appointed by the Escrow Agreement:

     (i) share certificate registered in the name of Bill representing 1,750,000 Series A preferred shares, duly endorsed in blank for transfer;

     (j) share certificate no. 1-A registered in the name of Bill representing 285,817 Class "A" Preferred Shares, duly endorsed in blank for transfer;

     (k) share certificate registered in the name of Bill representing 1,464,183 Class "B" Preferred Shares, duly endorsed in blank for transfer;

     (l) share certificate registered in the name of Carole representing 1,750,000 Series A preferred shares, duly endorsed in blank for transfer;

     (m) share certificate no. 2-A registered in the name of Carole representing 342,624 Class "A" Preferred Shares, duly endorsed in blank for transfer; and

     (n) share certificate registered in the name of Carole representing 1,407,376 Class "B" Preferred Shares, duly endorsed in blank for transfer.

11.2 Closing Escrow. All documents and cheques shall be delivered in escrow and all matters of payment, execution, delivery of closing documents shall be deemed to be concurrent requirements and it is specifically agreed that nothing will be complete at the Closing until everything required to complete the Closing has been paid, executed, delivered or fully registered, as the case may be. The closing documents will be released from escrow to the respective Party entitled to each document and cheque once the Purchaser closes the US Private Placement and the Canadian Private Placement.

12.  POST-CLOSING MATTERS

12.1 After the Closing, the Parties hereto shall co-operate and assist each other in making any necessary securities or tax filings or elections that are required, or recommended to be made by a Party, including any documents, deeds or other writings, in order to give effect to the true intent of the transactions contemplated in this Agreement.

13.  GENERAL PROVISIONS

13.1 Assigned Nominee. The Purchaser may assign its rights in whole or in part to any part of this Agreement to any person or persons it determines in its sole discretion.

13.2 Legal and Other Fees. Unless otherwise specifically provided herein, the Purchaser and the Vendors will pay their respective legal, accounting and other professional fees and expenses, including goods and services taxes on such fees and expenses, incurred by the parties of this Agreement in connection with the negotiation and settlement of this Agreement, the completion of the transactions contemplated hereby, and other matters pertaining hereto.

13.3 Joint and Several. Any covenant, agreement, condition, representations, warranties or provisos made by two or more persons shall be construed as several as well as joint.

13.4 Time of Essence. Time shall be of the essence of this Agreement.

13.5 Notice. All notice, waiver or other communication required or permitted to be given hereunder shall be in writing and signed by or on behalf of such party and shall be given to the other party by delivery thereto, or by sending by prepaid registered mail, telex, telecopy, telegram or cable to the address of the other party as hereinbefore set forth or to such other address of which notice is given, and any notice shall be deemed not to have been sufficiently given until it is received. Any notice or other communication contemplated herein shall be deemed to have been received on the day delivered, if delivered, on the fourth business day following the mailing thereof, if sent by registered mail, and the second business day following the transmittal thereof, if sent by telex, telecopy, telegram or cable. If normal mail, telex, telecopy, telegram or cable service shall be interrupted by strike, slowdown, force majeure or other cause, the party sending the notice shall utilize any of the such services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt of same by the other party.

13.6 Waiver. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision (whether or not similar) or will such waiver constitute a continuing waiver unless otherwise expressly provided.

13.7 Remedies Cumulative. All rights and remedies of either party are cumulative and are in addition to and shall not be deemed to exclude any other right or remedy allowed by law and all rights and remedies may be exercised concurrently, consecutively, and alternatively.

13.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

13.9 Modifications and Approvals. No amendment, modification, supplement, termination or waiver of any provision of this Agreement will be effective unless in writing signed by the appropriate party and then only in the specific instance and for the specific purpose given.

13.10 Further Assurances. Each of the parties hereby covenants and agrees to execute any further and other documents and instruments and to do any further and other things that may be necessary to implement and carry out the intent of this Agreement.

13.11 Enurement and Assignment. This Agreement will enure to the benefit of and will be binding upon the Vendors and the Purchaser, and their respective personal representatives, heirs, executors, administrators, successors and permitted assigns. The Vendors shall not be permitted to assign their interests herein without the consent of the Purchaser.

13.12 Counterparts. This Agreement may be executed in as many counterparts as may be necessary or by telecopied facsimile and each such agreement or telecopied facsimile so executed shall be deemed to be an original and such counterparts together shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals as at the date first above written.

SIGNED, SEALED and DELIVERED by      )
CAROLE COUGHLIN in the presence of:  )
                                     )
                                     )
-----------------------------------  )
Witness Name - Signature             )
                                     )
                                     )                                    (seal)
-----------------------------------  )    --------------------------------
Witness Name - Print                 )    CAROLE COUGHLIN
                                     )
                                     )
-----------------------------------  )
Address                              )
                                     )
                                     )
-----------------------------------  )
City, Province                       )
                                     )
                                     )
-----------------------------------  )
Occupation                           )

SIGNED, SEALED and DELIVERED by      )
WILLIAM COUGHLIN in the presence of: )
                                     )
                                     )
-----------------------------------  )
Witness Name - Signature             )
                                     )
                                     )                                    (seal)
-----------------------------------  )  ----------------------------------
Witness Name - Print                 )  WILLIAM COUGHLIN
                                     )
                                     )
-----------------------------------  )
Address                              )
                                     )
                                     )
-----------------------------------  )
City, Province                       )
                                     )
                                     )
-----------------------------------  )
Occupation                           )


612559 B.C. LTD.


per: ------------------------------
     Ken Galpin, President